

PALTALK, INC.

2022 Annual Report to Stockholders

    

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2022

☐   TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-38717

PALTALK, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-3191847
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
30 Jericho Executive Plaza Suite 400E Jericho, NY	11753
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 967-5120

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	PALT	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐*

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐*

*   The registrant has included these items on the cover page but, in accordance with Release No. 33-11126, is not completing the relevant check boxes as it is not yet required to have a policy under an applicable exchange listing standard.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, par value $0.001 per share, held by non-affiliates of the registrant, based on the closing price of the common stock as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $10,162,661.

As of March 20, 2023, the registrant had 9,222,157* shares of common stock outstanding.

*   *Excludes 641,963 shares of common stock that are held as treasury stock by Paltalk, Inc.*

DOCUMENTS INCORPORATED BY REFERENCE:

The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated by reference to the registrant's Definitive Proxy Statement on Schedule 14A relating to the 2023 Annual Meeting of Stockholders which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

PALTALK, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Unless the context otherwise indicates, references to "Paltalk," "we," "our," "us" and the "Company" refer to Paltalk, Inc. and its subsidiaries on a consolidated basis.

Paltalk, our logo and other trademarks or service marks appearing in this report are the property of Paltalk, Inc. Trade names, trademarks and service marks of other companies appearing in this report are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names included in this report are without the ®, or other applicable symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

Unless otherwise indicated, operational metrics such as those related to active users are based on internally-derived metrics for users across all platforms through which our applications are accessed.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K constitute "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are based on current expectations, estimates, forecasts and assumptions and are subject to risks and uncertainties. Words such as "anticipate," "assume," "began," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "may," "plan," "potential," "predict," "project," "seek," "should," "target," "would" and variations of such words and similar expressions are intended to identify such forward-looking statements. All forward-looking statements speak only as of the date on which they are made. Such forward-looking statements are subject to certain risks, uncertainties and assumptions relating to factors that could cause actual results to differ materially from those anticipated in such statements, including, without limitation, the following:

- our ability to effectively market and generate revenue from our applications;

- our ability to generate and maintain active users and to effectively monetize our user base;

- our ability to update our applications to respond to rapid technological changes;

- the intense competition in the industry in which our business operates and our ability to effectively compete with existing competitors and new market entrants;

- our ability to consummate favorable acquisitions and effectively integrate any companies or properties that we acquire;

- the impact of the COVID-19 pandemic, any economic recission, and the overall inflationary environment on our results of operations and our business;

- the dependence of our applications on mobile platforms and operating systems that we do not control, including our heavy reliance on the platforms of Apple, Facebook and Google and their ability to discontinue, limit or restrict access to their platforms by us or our applications, change their terms and conditions or other policies or features (including restricting methods of collecting payments, sending notifications or placing advertisements), establish more favorable relationships with one or more of our competitors or develop applications or features that compete with our applications;

- our ability to develop, establish and maintain strong brands;

- our reliance on our executive officers and consultants;

- our ability to adapt or modify our applications for the international market and derive revenue therefrom;

- the ability of foreign governments to restrict access to our applications or impose new regulations;

- the reliance of our mobile applications on having a mobile data plan and/or Wi-Fi access to gain internet connectivity;

- the effect of security breaches, computer viruses and cybersecurity incidents;

- our reliance upon credit card processors and related merchant account approvals and the impact of chargeback liabilities that we may face from credit card processors;

- the possibility that our users or third parties may be physically or emotionally harmed following interaction with other users;

- our ability to obtain additional capital or financing when and if necessary, to execute our business plan, including through offerings of debt or equity or sale of any of our assets;

- the risk that we may face litigation resulting from the transmission of information through our applications;

- the effects of current and future government regulation, including tax laws and laws and regulations regarding the use of the internet, privacy, cybersecurity and protection of user data;

- the impact of any claim that we have infringed on intellectual property rights of others;

- our ability to protect our intellectual property rights;

- our ability to maintain effective internal controls over financial reporting;

- our ability to offset fees associated with the distribution platforms that host our applications;

- our reliance on internally derived data to accurately report user metrics and other measures of our performance;

- our ability to release new applications or improve upon or add features to existing applications on schedule or at all;

- our reliance on third-party investor relations firms to help create awareness of our Company and compliance by such third parties with regulatory requirements related to promotional reports; and

- our ability to attract and retain qualified employees and consultants.

For a more detailed discussion of these and other factors that may affect our business, see the discussion in "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. We caution that the foregoing list of factors is not exclusive, and new factors may emerge, or changes to the foregoing factors may occur, that could impact our business. We do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this report, except to the extent required by applicable securities laws.

PART I

ITEM 1. BUSINESS.

Company Overview

We are a leading communications software innovator that powers multimedia social applications. Our product portfolio includes Paltalk, Camfrog and Tinychat, which together host one of the world's largest collections of video-based communities. Our other products include ManyCam and Vumber. ManyCam is a live streaming software and virtual camera that allows users to deliver professional live videos on streaming platforms, video conferencing apps and distance learning tools. Vumber is a telecommunications services provider that enables users to communicate privately by having multiple phone numbers with any area code through which calls can be forwarded to a user's existing telephone number. We have an over 20-year history of technology innovation and hold 10 patents.

We were incorporated under the laws of the State of Delaware in 2005. Our principal executive office is located at 30 Jericho Executive Plaza Suite 400E, Jericho, NY 11753.

Our Services and Products

We operate a leading network of consumer applications that we believe create a unique social media enterprise where users can meet, see, chat, broadcast and message in real time in a secure environment with others in our network. Our consumer applications generate revenue principally from subscription fees and advertising arrangements.

We believe that the scale of our user base presents a competitive advantage in the video social networking industry and provides growth opportunities to advance our existing products with up-sell opportunities and build future brands with cross-sell offers. We also believe that our proprietary consumer app technology platform can scalably support large communities of users in activities such as video, voice and text chat, online card games and board games and provide robust user monetization tools.

Our continued growth depends on attracting new consumer application users through the introduction of new applications, features and partnerships and further penetration of our existing markets. Our principal growth strategy is to invest in the development of proprietary software, expand our sales and marketing efforts with respect to such software, and increase our consumer application user base through potential platform partnerships and new and existing advertising campaigns that we run through internet and mobile advertising networks, all while balancing the capital needs of the business. Our strategy also includes acquiring, or investing in technologies, solutions or business that complement our business and cross-selling them to additional synergistic businesses.

Our strategy is to approach these opportunities in a measured way, being mindful of our resources and evaluating factors such as potential revenue, time to market and amount of capital needed to invest in the opportunity.

Consumer Applications

We operate a leading network of consumer applications that create a unique social media enterprise where users can meet, see, chat, broadcast, play online card games and board games and message in real time in a secure environment with others in our network. The proprietary technology underlying our products allows us to operate thousands of simultaneous streams, including on mobile platforms, which support interactions on a one-on-one, one-to-many and many-to-many basis. Furthermore, our technology is supported by a portfolio of 10 issued patents.

Live Video Chat.   We have three existing products in the video chat space: Paltalk, Camfrog and Tinychat. Our major revenue-generating live video chat products are Paltalk and Camfrog. Each product enables individuals to self-organize around topics and users with common affinities. Tinychat enables adaptations of our video technology for use in alternative markets, focused on a younger demographic user base.

Paltalk and Camfrog are both leading providers of live video social networking applications available on Windows, Mac OS, iOS, Android and other tablet devices. Together, these products power one of the world's largest global collections of video-based communities, with proprietary technology to host thousands of simultaneous live group conversations on topics such as politics, financial markets, music and dating. Our proprietary client server technology helps maintain high quality video and audio, even as many users simultaneously watch a particular broadcaster. Paltalk and Camfrog both attract a demographically and geographically diverse user base, with users in over 180 different countries. Paltalk users are approximately one-third domestic and two-thirds international, and Camfrog users have an even larger international presence, with a particular concentration in Southeast Asia.

Live Streaming Software. In 2022, we acquired ManyCam, a live streaming software and virtual camera that allows users to deliver professional live videos on streaming platforms, video conferencing apps and distance learning tools. The ManyCam software provides multiple camera feeds, backgrounds and effects while also enabling users to share presentations, spreadsheets and documents.

Telecommunications. We own and operate a small telecommunications services provider called Vumber that enables users to have multiple phone numbers in any area code through which calls can be forwarded to a user's existing cell phone or land line telephone number. Vumber serves both the retail and small business community. Vumber not only allows individuals to communicate while protecting privacy, but also gives business professionals the ability to add a new business line with any chosen area code to their cell phones. Vumber provides an in-depth data analytics platform that can track, record and analyze calls to gain new insights into one's business.

Product Payment Options. Our users have a variety of methods by which to purchase product subscriptions across all of our platforms. Users can pay by credit card, PayPal, Western Union, check, local e-wallet providers, or complete an in-app purchase through the Apple App Store or Google Play Store for Android users.

Apple retains generally up to 30% of the revenue that is generated from sales on our iPhone applications through in-app purchases in the United States. Google also retains generally up to 30% of the revenue that is generated from sales on Android applications via Google wallet through in-app purchases in the United States.

All of our credit card transactions are processed through various payment providers. Video chat users in certain international territories also have an option to purchase through local resellers. Local resellers prepay in bulk for services and debit the prepaid balance as one-time subscriptions and virtual currency are sold to end users. Regardless of which payment method is utilized, users may access our products through any of the gateways we offer.

Technology Services

Technology service revenue was historically generated under service and partnership agreements that we negotiated with third parties, which included development, integration, engineering, licensing or other services that we provided.

During the fiscal year ended December 31, 2021, we recorded technology service revenue in connection with our agreement to serve as a launch partner with Open Props, Inc. (formerly YouNow, Inc., and referred to herein as "YouNow") and to integrate YouNow's props infrastructure (the "Props platform") into our Camfrog and Paltalk applications (as amended, the "YouNow Agreement").

Pursuant to the terms of the YouNow Agreement, once the integration of Props tokens into our Paltalk and Camfrog applications was completed, we began receiving Props tokens for providing a validator service and for allowing users to participate in the loyalty platform. The loyalty platform was intended to drive engagement and incentivize users financially by providing users with the ability to earn Props tokens while using the Paltalk and Camfrog applications. The net revenue earned was recorded under "technology service revenue" in the condensed consolidated statements of operations. The total net revenue value was recognized as earned.

We determined the fair value of the Props tokens using observable daily quoted market prices on multiple international exchanges, as recorded on CoinmarketCap.

In August 2021, we received notice from YouNow that it was terminating the YouNow Agreement, and that it would no longer support the Props platform past the end of calendar year 2021. The YouNow Agreement was terminated effective on November 23, 2021. We expect that the majority of our future technology service revenue, if any, will result from opportunistic collaborations with third parties, however, any such collaborations are not a primary focus for the Company.

Company Business Strategy

User Growth Through Marketing Efforts

Our continued growth depends on attracting new consumer application users through the introduction of new applications, features and partnerships and further penetration of our existing markets. Our principal growth strategy is to invest in the development of proprietary software, expand our sales and marketing efforts with respect to such software, and increase our consumer application user base through potential platform partnerships and new and existing advertising campaigns that we run through internet and mobile advertising networks, all while balancing the capital needs of the business.

Our strategy is to approach these opportunities in a measured way, being mindful of our resources and evaluating factors such as potential revenue, time to market and amount of capital needed to invest in the opportunity.

During 2022, we engaged two marketing agencies to help us drive consumer engagement through the Paltalk and Camfrog applications, but we subsequently scaled back the marketing agencies' efforts in the fourth quarter of 2022 in response to the overall macro-economic environment.

Enhance Existing Live Video Chat Applications

We plan to enhance our existing live video chat applications, which we anticipate will include several initiatives intended to improve usage and revenue potential. We plan to add incentives for loyal or valuable users to enhance retention and overall user activity in the products. We also intend to improve our product and marketing capabilities on mobile, to enhance monetization and our ability to acquire new users on mobile platforms. In addition, we expect to increase the quality and quantity of live streaming entertainment content and broaden the distribution across our user base. Finally, we plan to continue integrating certain technical functions of Paltalk and Camfrog, which will reduce operating costs and speed time-to-market of future enhancements.

In 2021, we launched our new rewards loyalty program, Paltalk Rewards Points, and added 25 new reward tiers such as specialty coins, subscriptions, stickers, flair, and other popular buttons. Also in 2021, we launched a real-time asynchronous message board feature, the "Paltalk Feed", which grants users the ability to interact with the platform without a live video cam. The Paltalk Feed allows our users to comment, add photos or videos and contribute to conversations around shared interests on a digital message board.

During the first quarter of 2022, we integrated Hive Automated Content Moderation Solutions ("Hive") into our Paltalk and Camfrog platforms in an effort to enhance our user experience by reducing spam and objectionable content on our applications. Furthermore, during the second quarter of 2022, we acquired and introduced the ManyCam software on our platforms, which provides multiple camera feeds, backgrounds and effects while also enabling users to share presentations, spreadsheets and documents. We subsequently released updates to the ManyCam software to provide quicker access, dark and light modes and overall rendering performance improvement for high resolution users as well as improved quality and performance with regard to virtual backgrounds.

Private Rooms and Online Games

On January 12, 2021, we launched a private room functionality on our Paltalk platform in beta version. In private rooms, users are able to set up their own unique URL private room that can be used again and again. Users are able to invite up to twelve friends to video chat for unlimited use, unlike other similar offerings which have a 40-minute time out for free users. Private rooms are currently available on our desktop application, Android platforms and the iOS platform. We are optimistic that our users will take advantage of this new feature due to its audio and video fidelity and expect that as the feature gains popularity, these users will utilize other paid services offered by us. Additionally, users can play online card games and board games such as poker, blackjack, gin rummy, bridge, and chess on the Paltalk platform. In 2022, we continued to develop our online game offerings as we launched our mobile backgammon game enabling Paltalk users to play with friends, other users or privately with real-time voice and video.

Defend our Intellectual Property

We have a portfolio of 10 issued patents. We have successfully defended certain of our intellectual property in the past and have generated tens of millions of dollars in licensing fees for the use of our patents. We intend to continue defending our intellectual property rights.

Marketing Strategy

We invest in advertising and marketing primarily for the purpose of acquiring users for our consumer applications. We adapt our marketing expenditures and channels as we gather the data to analyze the success of our campaigns. We primarily advertise through internet and mobile advertising networks and run hundreds of campaigns at any given time, targeting various audiences of users, and focusing on campaigns that we believe will produce a positive return over the lifetime of new users. We also generate new sign-ups organically, as people find our sites and applications through brand recognition and word of mouth, search engines and product review websites.

During 2022, we engaged two marketing agencies to help us drive consumer engagement through the Paltalk and Camfrog applications, but we subsequently scaled back the marketing agencies' efforts during the fourth quarter of 2022 in response to the overall macro-economic environment.

Competition and Our Industry

Competition in our industry remains fierce. The market for consumer applications is extremely dynamic and is undergoing constant change. We believe this environment creates significant opportunities for us as well as our direct and indirect competitors. Our principal competitors are BIGO Live, Cisco Webex, Facebook Live, Google Meet, Houseparty, Instagram Live, Live.ly, Live.me, Microsoft Teams, Skype, Twitch, YouTube Live and Zoom.

Many of our competitors have substantially greater financial, managerial, technological and other resources than we do. In addition, there are relatively few barriers to entry into the consumer applications industry, and, as a result, any organization that has adequate financial resources and access to technical expertise and skilled personnel may become one of our competitors.

In order to compete effectively, we seek to offer software, services and applications that are differentiated from existing products, superior in quality and more appealing than those of our competitors. We believe that our applications compete favorably against those offered by our competitors due to their ability to scale, their cost-efficiency and their innovative technology. We also believe that we have the tools and expertise that may enable us to attract new users through Facebook and other sources at a lower cost per subscriber than certain of our traditional competitors.

Although we believe we have the capability to compete effectively in the consumer applications industry, our competitors may offer products, services and applications that we do not provide, and that may have more desirable features or may be offered at lower prices, and they may be able to devote greater resources to the development, promotion, sale and support of their products. In addition, many of our competitors have more extensive customer bases and broader customer relationships than we have, including relationships with our potential customers.

Governmental Regulations

We are subject to a number of U.S. federal and state laws and regulations that affect companies conducting business on the internet, many of which are still evolving and being litigated in the courts and could be interpreted in ways that could harm our business. These laws and regulations may involve user privacy, data protection, content, intellectual property, distribution, electronic contracts, competition, wiretapping, biometrics, online tracking, protection of minors, consumer protection, taxation and online payment services. In particular, we are subject to federal and state laws regarding privacy and protection of user data, which are constantly evolving and can be subject to significant change. We are also subject to diverse and evolving laws and regulations in other countries in which we operate. The application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. Because our applications are accessible worldwide and used by residents of some foreign countries, foreign jurisdictions may claim that we must comply with foreign laws, even in jurisdictions in which we have no local business entity, employees or infrastructure.

We are also subject to federal laws and regulations regarding online content, user privacy and electronic marketing, including The Communications Decency Act of 1996, as amended. The Children's Online Privacy Protection Act of 1998, as amended, The Video Privacy Protection Act of 1998 ("VPPA"), The Digital Millennium Copyright Act, The Electronic Communications Privacy Act of 1986, as amended, the USA PATRIOT Act of 2001, and the Controlling the Assault of Non-Solicited Pornography And Marketing ("CAN-SPAM") Act of 2003, among others. The Digital Millennium Copyright Act limits our liability as an online service provider for linking to or hosting third-party content that infringes copyrights. The Communications Decency Act provides statutory protections to online service providers like us who distribute third-party content. The VPPA restricts digital video providers from disclosing to third parties personally identifiable information that is tied to the titles of consumers' viewed videos. The Children's Online Privacy Protection Act restricts the ability of online service providers to collect personal information from children under 13. Congress, the Federal Trade Commission ("FTC") and many states have promulgated laws and regulations regarding email advertising, including the CAN-SPAM Act. Any changes in these laws or judicial interpretations narrowing the protections of these laws may subject us to increased risk, increased costs of compliance, and limits on the operation of certain parts of our business.

Growing public concern about privacy and the use of personal information may subject us to increased regulatory scrutiny. Regulation related to treatment of user data by online services is evolving as several U.S. state governments have recently adopted new, or modified existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. These state laws include, for example: the California Consumer Protection Act ("CCPA"), the California Privacy Rights Act ("CPRA"), which became effective on January 1, 2023, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Act Concerning Personal Data Privacy and Online Monitoring, the Utah Consumer Privacy Act, and the New York Stop Hacks and Improve Electronic Data Security ("SHIELD") Act.

The European Union implemented a privacy regulation called the Global Data Protection Regulation ("GDPR") that imposes additional regulatory scrutiny on our processing of personal data from in the European Economic Area, with possible financial consequences for noncompliance of up to 4% of our worldwide revenues.

In addition, virtually every U.S. state has passed laws requiring notification to users when there is a security breach resulting in unauthorized disclosure of certain types of personal information, many of which are modeled on California's Information Practices Act. There are a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection that could, if adopted, have an adverse effect on our business. We are unable to determine if and when such legislation may be adopted. Many other jurisdictions, including the European Union, have adopted breach notification and other data protection notification laws designed to inform users of unauthorized disclosure of personally identifiable information. The introduction of new privacy and data breach laws and the interpretation of existing privacy and data breach laws in the United States, Europe and other foreign jurisdictions is constantly evolving. There is a risk that new laws may be introduced or that existing laws may be applied in a way that would conflict our current data protection practices or prevent the transfer of data between countries in which we operate.

In addition, rising concern about the use of social networking technologies for illegal conduct may in the future produce legislation or other governmental action that could require changes to our applications or restrict or impose additional costs upon the conduct of our business. These regulatory and legislative developments, including excessive taxation, may prevent or significantly limit our ability to expand our business.

Furthermore, some of the video card games that we offer on our Paltalk application are based upon traditional casino games, such as poker and blackjack. We have structured and operate these games and features with gambling laws in mind and believe that these games and features do not constitute gambling. Our games are intended to be for entertainment purposes only and do not offer an opportunity to win earnings outside of the platform.

Employees

As of March 15, 2023, we had no part-time employee and 19 full-time employees. We believe that our future success depends, in part, on our continued ability to hire, assimilate and retain qualified personnel. We attract and retain employees by offering training, bonus opportunities, competitive salaries and a comprehensive benefits package.

Company Internet Site and Availability of SEC Filings

Our corporate website is located at *www.paltalk.com*. We make available on that site, as soon as reasonably practicable, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, proxy statements, Current Reports on Form 8-K, other reports filed with or furnished to the SEC, as well as any amendments to those filings. Our SEC filings, as well as our Code of Conduct and other corporate governance documents, can be found in the Investor Relations section of our site and are available free of charge. Amendments to our Code of Conduct and any grant of a waiver from a provision of the Code of Conduct requiring disclosure under applicable SEC rules will be disclosed on our website. Information on our website is not part of this Annual Report on Form 10-K. In addition, the SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

Below is a summary of our risk factors with a more detailed discussion following. The risks below are those that we believe are the material risks that we currently face but are not the only risks facing us and our business. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected.

- The success of our consumer applications is principally dependent on our active users and our engagement with our user base.

- We operate in an intensely competitive industry and any failure to attract new users could diminish or suspend our development and possibly cease our operations.

- The online live video industry is characterized by rapid technological change and the development of enhancements and new applications, and if we fail to keep pace with technological developments or launch new applications, our business may be adversely affected.

- We may make or attempt to make acquisitions in the future, which could require significant management attention, disrupt our business, dilute our stockholders and seriously harm our business.

- The COVID-19 pandemic may adversely affect our revenues, results of operations and financial condition.

- Our business may be significantly affected by a change in the economy, including any resulting effect on consumer or business spending.

- We may be adversely affected by the effects of inflation.

- Our mobile applications are substantially dependent on interaction with mobile platforms and operating systems that we do not control.

- Our business depends on developing, establishing and maintaining strong brands. If we are unable to maintain and enhance our brands, we may be unable to expand or retain our active user and paying subscriber bases.

- Our future success is dependent, in part, on the performance and continued service of our executive officers. Without their continued service, we may be forced to interrupt or eventually cease our operations.

- We plan to continue expanding our operations internationally and may be subject to increased business and economic risks that could seriously harm our business.

- Foreign governments restricting access to our applications could materially adversely impact our business.

- If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings, which could seriously harm our operating results.

- Our mobile applications rely on high-bandwidth data capabilities, which are subject to hardware, networks, regulations and standards that we do not control.

- Security breaches, computer viruses and cybersecurity incidents could harm our business, results of operations or financial condition.

- We have faced, and we expect that we will continue to face, chargeback liability when our credit card providers resolve chargebacks in favor of their customers. We cannot accurately anticipate the extent of these liabilities, and if not properly addressed, these liabilities could increase our operating expenses or preclude us from accepting certain credit cards as a method of payment, either of which would materially adversely affect our results of operations and financial condition.

- We face certain risks related to the physical and emotional safety of users and third parties.

- Our subscription metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

6

- Because we recognize revenue from subscriptions over the term of the subscription, the full impact of downturns or upturns in subscription sales may not be immediately reflected in our results of operations or financial condition.

- A portion of our revenue is dependent on third-party resellers, the efforts of which we do not control.

- Our business depends in large part upon the availability of cost-effective advertising space through a variety of media and keeping pace with trends in consumer behavior.

- Interruption, maintenance or failure of our programming code, servers or technological infrastructure could hurt our ability to effectively provide our applications, which could damage our reputation and harm our results of operations.

- We may be liable as a result of information retrieved from or transmitted over the internet.

- Changes in laws or regulations, including laws and regulations that impact the use of the internet, such as internet neutrality laws, or laws that relate to content provided over the internet or monitoring such content, could adversely affect our business, results of operations or financial condition.

- Changes in tax laws could materially affect our financial condition, results of operations and cash flows.

- If we are subject to intellectual property infringement claims, it could cause us to incur significant expenses, pay substantial damages or royalties and prevent us from offering our applications.

- If we are unable to protect our intellectual property rights, we may be unable to compete with competitors developing similar technologies.

- If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud and our business may be harmed and our stock price may be adversely impacted.

- Our common stock is historically thinly traded, stockholders may be unable to sell at or near ask prices or at all and the price of our common stock may be volatile.

- The ownership of our common stock is significantly concentrated in a small number of investors, some of whom are affiliated with our Board of Directors and management, which could prevent stockholders from having input on the course of our operations or otherwise lead to actual or potential conflicts of interest.

Risks Related to Our Business

The success of our consumer applications is principally dependent on our active users and our engagement with our user base.

On an annual basis the Company has millions of users, however, compared to the total number of users in any given period, only a small portion of our users are active users or purchasers of virtual currency. We primarily generate revenue through the sale of subscriptions and virtual currency to this small portion of users and secondarily generate revenue through paid advertisements. Accordingly, the success of our consumer applications is substantially dependent on our ability to convert our users into active users and to sell our users virtual currency.

Users discontinue the use of our applications in the ordinary course of business, and to sustain our revenue levels, we must attract, retain and increase the number of users or more effectively monetize our existing users. Falling user retention, growth or engagement could also make our applications less attractive to advertisers, which could harm our business.

There are a number of factors that could negatively impact user retention, growth and engagement, including, among other things:

- users may adopt competing products instead of ours;

- we may fail to introduce new products and services or improve upon our existing applications, or those new products and services or improvements we introduce may be poorly received;

- our products may fail to operate effectively on mobile or other platforms;

- we may be unable to combat spam or other hostile or inappropriate usage on our products or free speech;

- there may be adverse changes in user sentiment about the quality or usefulness of our existing products;

- there may be concerns about the privacy implications, safety or security of our products;

- technical or other problems may frustrate the experience of our users, particularly if those problems prevent us from delivering our products in a fast and reliable manner;

- we may fail to provide adequate service to our users;

- we or other companies in our industry may be the subject of adverse media reports or other negative publicity;

- we may not maintain our brand image or our reputation may be damaged; and

- we may be subject to denial of service or other attacks from hackers that result in service downtime.

To retain existing users, and particularly those users who are paying subscribers, we must devote significant resources so that our applications retain their interest. If we fail to grow or sustain the number of our users, or if the rates at which we attract and retain existing users declines or the rate at which users become paying subscribers declines, it could have a material adverse effect on our business, results of operations or financial condition.

We operate in an intensely competitive industry and any failure to attract new users could diminish or suspend our development and possibly cease our operations.

The industry in which we compete is highly competitive and has few barriers to entry. If we are unable to efficiently and effectively attract new users as a result of intense competition or a saturated market, we may not be able to continue the provision, development and enhancement of our consumer applications or become profitable on a consistent basis in the future.

Important factors affecting our ability to successfully compete include:

- the usefulness, novelty, performance, ease of use, and reliability of our consumer applications compared to our competitors;

- the timing and market acceptance of our consumer applications, including developments and enhancements of our competitors' consumer applications;

- our ability to effectively monetize our consumer applications and the availability of free or cheaper alternatives from our competitors;

- our ability to hire and retain talented employees, including technical employees, executives, and marketing experts;

- the success of our customer service and support efforts;

- our reputation and brand strength compared to our competitors;

- competition for acquiring users that could result in increased user acquisition costs;

- reliance upon the platforms through which our consumer applications are accessed and the platform owner's ability to control our activities on such platforms;

- the effectiveness of the marketing and advertisement of our services and consumer applications;

- our ability to maintain advertisers' interest in advertising through our consumer applications;

- our ability to innovate in the ever-changing consumer applications industry in which we operate;

- changes as a result of new legislation or regulation within the consumer applications industry; and

- acquisitions or consolidations within the consumer applications industry.

Many of our current and potential competitors offer similar services, have longer operating histories, significantly greater capital, financial, technical, marketing and other resources and larger user or subscriber bases than we do. These factors may allow our competitors to more quickly respond to new or emerging technologies and changes in client or consumer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing strategies that may allow them to build larger user bases consisting of greater numbers of clients or paying users. Our competitors may develop applications and software that are equal or superior to our applications and software or that achieve greater market or industry acceptance. It is possible that a new application developed or offered by one of our competitors could gain rapid scale at the expense of existing brands through harnessing a new technology or distribution channel, creating a new approach to servicing clients or connecting people.

Certain entities that we do not directly compete with but that have large or dominant positions in one or more markets could use those positions to gain a competitive advantage against us by integrating competing video chat or social media platforms into products they control, such as search engines, web browsers or mobile device operating systems.

Costs for consumers to switch between products in the video chat industry are generally low, and consumers have a propensity to try new products to connect with new people. As a result, new entrants and business models are likely to continue to emerge in our industry. These activities could attract users and subscribers away from our applications and reduce our market share.

If we are unable to effectively compete, we may fail to obtain new clients for our products or our users may discontinue the use of our products and we may lose active users, either of which would have a material adverse effect on our business, results of operations and financial condition.

The online live video industry is characterized by rapid technological change and the development of enhancements and new applications, and if we fail to keep pace with technological developments or launch new applications, our business may be adversely affected.

The online live video industry is characterized by rapid change, and our future success is dependent upon our ability to adopt and innovate. To attract new users and increase revenues from existing users, we need to enhance, add new features to and improve our existing applications and introduce new applications in the future. The success of any enhancements or new features and applications depends on several factors, including timely completion, introduction and market acceptance. Building a new brand or product is generally an iterative process that occurs over a meaningful period of time and involves considerable resources and expenditures, and we may expend significant time and resources developing and launching an application that may not result in revenues in the anticipated timeframe or at all or may not result in revenue growth that is sufficient to offset increased expenses. If we are unable to successfully develop enhancements, new features or new applications to meet user trends and preferences, our business and operating results could be adversely affected.

In addition, our applications are designed to operate on a variety of network, hardware and software platforms using internet tools and protocols and we need to continuously modify and enhance our applications to keep pace with technological changes. If we are unable to respond in a timely and cost-effective manner, our current and future applications may become less marketable and less competitive or even obsolete.

The COVID-19 pandemic may adversely affect our revenues, results of operations and financial condition.

The World Health Organization declared COVID-19 a pandemic on March 11, 2020. The global spread of the COVID-19 pandemic and the various attempts to contain it have created significant volatility, uncertainty and economic disruption. The various precautionary measures taken by many governmental authorities around the world in order to limit the spread of COVID-19 have had, and could continue to have, an adverse effect on the global markets and its economy, including on the availability and pricing of employees and resources, and other aspects of the global economy. Therefore, the impact of the COVID-19 pandemic could disrupt and cause delays in our software, disrupt the marketplace in which we operate, slow down the overall economy, curtail consumer spending, make it hard to adequately staff our operations or enter into agreements with independent contractors and have a material adverse effect on our operations. In addition, disruptions in the operations of the third parties with whom we do business have caused and could in the future cause such third parties to fail to perform under their respective contracts or commitments with us.

Despite recent progress in the administration of COVID-19 vaccines and the relaxation of governmental response measures, the extent to which the COVID-19 pandemic and any subsequent outbreaks continue to impact our results will depend on future developments, which are highly uncertain and cannot be predicted.

Our business may be significantly affected by a change in the economy, including any resulting effect on consumer or business spending.

Our business may be affected by changes in the economy generally, including as a result of the COVID-19 pandemic, any resulting effect on spending by our customers, and inflation. While some of our customers may consider our applications to be a cost-saving purchase, others may view a subscription to our applications as a discretionary purchase, and our customers may reduce their discretionary spending on our platform during an economic downturn. Given current economic conditions, including inflation, we could experience a reduction in demand and loss of customers. Moreover, while we continue to add paid users to our customer base, our user growth may continue to slow or decline as the impact of the COVID-19 pandemic continues to taper, particularly in light of a potential economic downturn.

Our mobile applications are substantially dependent on interaction with mobile platforms and operating systems that we do not control.

A portion of our revenue, primarily our revenue from mobile platforms, is derived from the Apple iOS platform and the Google Android platform. Although we believe that we have a good relationship with Apple and Google, any deterioration in our relationship with either could materially harm our business, results of operations or financial condition.

We are subject to each of Apple's and Google's standard terms and conditions for application developers, which govern the promotion, distribution and operation of our applications on their respective storefronts. Each of Apple and Google has broad discretion to change its standard terms and conditions. In addition, these standard terms and conditions can be vague and subject to changing interpretations by Apple or Google. In addition, each of Apple and Google has the right to prohibit a developer from distributing applications on the storefront if the developer violates the standard terms and conditions. In the event that either Apple or Google ever determines that we are in violation of its standard terms and conditions and prohibits us from distributing our applications on its storefront, it could materially harm our business, results of operations or financial condition.

The number of people who access the internet through devices other than personal computers, including smart phones, cell phones and handheld tablets, has increased dramatically in the past several years and is projected to continue to increase. Accordingly, we are substantially dependent on interoperability with popular mobile platforms that we do not control, including the Apple App Store and the Google Play Store, and a portion of our revenue is derived from these two digital storefronts. There have been occasions in the past when these digital storefronts were unavailable for short periods of time or where there have been issues with the in-App purchasing functionality from the storefront. In the event that either the Apple App Store or the Google Play Store is unavailable or if in-App purchasing functionality from the storefront is non-operational for a prolonged period of time, it could have a material adverse effect on our business, results of operations or financial condition.

In addition, each of the Apple App Store and Google Play Store provides consumers with products that compete with ours. If either of these platforms give preferential treatment to competitive products, it could seriously harm the usage of our products on mobile devices.

Our business depends on developing, establishing and maintaining strong brands. If we are unable to maintain and enhance our brands, we may be unable to expand or retain our user and paying subscriber bases.

We believe that developing, establishing and maintaining awareness of our application brands is critical to our efforts to achieve widespread acceptance of our applications and is an important element to expanding our client and subscriber bases. Successful promotion of our application brands will depend largely on the effectiveness of our advertising and marketing efforts and on our ability to provide reliable and useful applications at competitive prices. If clients and users do not perceive our products to be of high quality, or if our products are not favorably received by clients and users, the value of our brands could diminish, thereby decreasing the attractiveness of our software, services and applications to clients and users. In addition, advertising and marketing activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brands.

If we fail to successfully promote and maintain our application brands, or incur substantial expenses in unsuccessfully attempting to promote and maintain our brands, we may fail to attract enough new clients or subscribers or retain our existing clients and subscribers to the extent necessary to realize a sufficient return on our advertising and marketing activities, and it could have a material adverse effect on our business, results of operations or financial condition.

If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings, which could seriously harm our operating results.

We are required to test goodwill for impairment at least annually or more frequently if there are indicators that the carrying amount of the goodwill exceeds its carried value. As of December 31, 2022, we had recorded a total of $6.3 million of goodwill and $3.6 million of other intangible assets. An adverse change in domestic or global market conditions, particularly if such change has the effect of changing one of our critical assumptions or estimates made in connection with the impairment testing of goodwill or intangible assets, could result in a change to the estimation of fair value that could, in turn, result in an impairment charge to our goodwill or other intangible assets. If we divest or discontinue product categories or products that we previously acquired, or if the value of those parts of our business become impaired, we also may need to evaluate the carrying value of our goodwill. Any such material charges may have a negative impact on our operating results.

Our future success is dependent, in part, on the performance and continued service of our executive officers. Without their continued service, we may be forced to interrupt or eventually cease our operations.

We are dependent to a great extent upon the experience, abilities and continued service of Jason Katz, our Chief Executive Officer and Chairman of the Board of Directors, and Kara B. Jenny, our Chief Financial Officer and director. The loss of the services of these individuals would substantially affect our business or operations and could have a material adverse effect on our business, results of operations or financial condition.

Our subscription metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review metrics to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal Company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally.

Some of our demographic data may be incomplete or inaccurate. For example, because users self-report their dates of birth, our age-demographic data may differ from our users' actual ages. If our users provide us with incorrect or incomplete information regarding their age or other attributes, our estimates may prove inaccurate.

In addition, our business strategy is guided by data analytics that we compute internally based on data collection, data processing, cloud-based platforms, statistical projections and forecasting, mobile computing, social media analytics and other applications and technologies. We use these internally derived data analytics to guide decisions concerning the development and modification of features on our applications, monetization strategies for our applications and the development of new applications, among other things.

The inability to accurately derive our metrics or data analytics could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of our active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of subscribers to satisfy our growth strategies. If advertisers or investors do not perceive our subscription, geographic or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our subscription, geographic or other demographic metrics, our reputation may be seriously harmed. At the same time, advertisers may be less willing to allocate their budgets or resources to our products, which could seriously harm our business, results of operation or financial condition.

Because we recognize revenue from subscriptions over the term of the subscription, the full impact of downturns or upturns in subscription sales may not be immediately reflected in our results of operations or financial condition.

We recognize subscription revenue from customers monthly over the term of the subscription, and subscriptions are generally offered in one-, six- and twelve-month terms, depending on the particular product. As a result, much of the subscription revenue we report in each period is deferred revenue from subscription agreements entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any one quarter will negatively affect our revenue in future quarters. In addition, we might not be able to immediately adjust our costs and expenses to reflect these reduced revenues. Accordingly, the effect of significant downturns in user acceptance of our applications may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to quickly increase our revenue through additional sales in any period, as revenue from new subscribers must be recognized over the term of the subscription. As a result, you should not rely on the amount of subscription revenue generated in prior quarters as an indication of future results.

We plan to continue expanding our operations internationally and may be subject to increased business and economic risks that could seriously harm our business.

Presently, we derive a significant portion of revenue from international territories, and we plan to continue expanding our business operations abroad. In addition, we rely on outsourced development services from companies with employees and consultants based in Russia, India and elsewhere. The invasion of Ukraine by Russia has escalated tensions among the United States, the North Atlantic Treaty Organization member states, and Russia. The United States, other North Atlantic Treaty Organization member states, as well as non-member states, have imposed sanctions against Russia and certain Russian banks, enterprises and individuals. These and any future additional sanctions and any resulting conflict between Russia, the United States and other countries may, on a short term, disrupt, or in the future could disrupt, the consulting services provided by our third-party developers residing in Russia. This conflict may increase our costs with respect to any current or future planned development services in Russia or could result in negative publicity.

We may enter new international markets where we have limited or no experience in marketing, selling and deploying our products. If we fail to deploy or manage our operations in international markets successfully, our business may suffer. As our international operations increase our operating results may become more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. In addition, we are subject to a variety of risks inherent in doing business internationally, including:

- political, social, and economic instability;

- risks related to the legal and regulatory environment in foreign jurisdictions, including with respect to privacy, free speech and unexpected changes in laws, regulatory requirements, and enforcement;

- potential damage to our brand and reputation due to compliance with local laws, including potential censorship and requirements to provide user information to local authorities;

- fluctuations in currency exchange rates;

- higher levels of credit risk and payment fraud;

- complying with multiple tax jurisdictions;

- reduced protection for intellectual-property rights in some countries;

- difficulties in staffing and managing global operations and the increased travel, infrastructure and compliance costs associated with multiple international locations;

- regulations that might add difficulties in repatriating cash earned outside the United States and otherwise preventing us from freely moving cash;

- import and export restrictions and changes in trade regulation;

- complying with statutory equity requirements;

- complying with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws in other jurisdictions;

- the impact of the United Kingdom's exit from the European Union; and

- export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control.

If we are unable to expand internationally and manage the complexity of our global operations successfully, our business could be seriously harmed.

A portion of our revenue is dependent on third-party resellers, the efforts of which we do not control.

We are dependent on the efforts of third parties who resell our subscriptions for a portion of our revenue. In particular, video chat users in certain international territories have an option to purchase subscriptions through local resellers. These local resellers prepay in bulk for services and debit the prepaid balance as one-time subscriptions and virtual currency are sold to end users.

We do not control the efforts of these resellers. If they fail to market or sell our subscriptions successfully, merge or consolidate with other businesses, declare bankruptcy or depart from their respective industries, our business could be harmed. If we are unable to maintain or replace our contractual relationships with resellers, efficiently manage our relationships with them or establish new contractual relationships with other third parties, we may fail to retain subscribers or acquire potential new subscribers and may experience delays and increased costs in adding or replacing subscribers that were lost, any of which could materially affect our business, operating results and financial condition.

Foreign governments restricting access to our applications could materially adversely impact our business.

We have continued to focus on increasing the international presence of our applications by expanding the localized and translated versions for additional international countries that are culturally aligned with our products. Foreign data protection, privacy, consumer protection, content regulation, and other laws and regulations are often more restrictive than those in the United States. Foreign governments may censor our products in their countries, restrict access to our products from their countries entirely, or impose other restrictions that may affect their citizens' ability to access our products for an extended period of time or even indefinitely. If foreign governments think we are violating their laws, or for other reasons, they may seek to restrict access to our products, which would give our competitors an opportunity to penetrate geographic markets that we cannot access. As a result, our ability to grow our international user base would be impaired, and we may not be able to maintain or grow our revenue as anticipated and our business could be seriously harmed.

Our mobile applications rely on high-bandwidth data capabilities, which are subject to hardware, networks, regulations and standards that we do not control.

Our mobile applications require high-bandwidth data capabilities. If the costs of data usage increase or access to cellular networks is limited, our user growth and retention on mobile platforms may be seriously harmed. Additionally, to deliver high-quality video and other content over mobile cellular networks, our products must work well with a range of mobile technologies, systems, networks, regulations and standards that we do not control, and any changes to those mobile technologies, systems, networks, regulations or standards could impact the usability of our mobile applications, which would materially adversely affect our business, results of operations or financial condition.

Our business depends, in large part, upon the availability of cost-effective advertising space through a variety of media and keeping pace with trends in consumer behavior.

We depend upon the availability of advertising space through a variety of media, including third-party applications on platforms such as Facebook, to recruit new users and subscribers, generate activity from existing users and subscribers and direct traffic to our applications. Historically, we have had to increase our marketing expenditures in order to attract and retain users and sustain our growth. For example, during 2022, we engaged two marketing agencies to help us drive consumer engagement through the Paltalk and Camfrog applications. The availability of advertising space varies, and a shortage of advertising space in any particular media or on any particular platform, or the elimination of a particular medium on which we advertise, could limit our ability to generate new subscribers, generate activity from existing subscribers or direct traffic to our applications, any of which could have a material adverse effect on our business, results of operations and financial condition. In addition, evolving consumer behavior can affect the availability of profitable marketing opportunities. For example, as consumers communicate less via email and more via text messaging and other virtual means, the reach of email campaigns designed to attract new and repeat users (and retain current users) for our applications is adversely impacted. To continue to reach potential users and grow our business, we must devote more of our overall marketing expenditures to newer advertising channels, which may be unproven and undeveloped, and we may not be able to continue to manage and fine-tune our marketing efforts in response to these trends. Any future marketing efforts may be ineffective or inadequate to attract potential users or retain existing users.

Interruption, maintenance or failure of our programming code, servers or technological infrastructure could hurt our ability to effectively provide our applications, which could damage our reputation and harm our results of operations.

The availability of our applications depends on the continued operation of our programming code, databases, servers and technological infrastructure. Any damage to, or failure of, our systems could result in interruptions in service for our applications, which could damage our brands and have a material adverse effect on our business, results of operations or financial condition. Our systems are vulnerable to damage or interruption from terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities.

In addition, from time to time we experience limited periods of server downtime due to maintenance or enhancements. If our applications are unavailable during these periods of downtime or if our users are unable to access our applications within a reasonable amount of time, users may not return to our applications in the future, or at all. As our user base and the volume and types of information shared on our applications continues to grow, we will need an increasing amount of technology infrastructure, including network capacity and computing power, to continue to satisfy our users' needs. It is possible that we may fail to effectively scale and grow our technology infrastructure to accommodate these increased demands. Any failure to support and scale our technology infrastructure could adversely impact the reputation of our brands and harm our results of operations.

Security breaches, computer viruses and cybersecurity incidents could harm our business, results of operations or financial condition.

We receive, process, store and transmit a significant amount of personal user and other confidential information, including credit card information, and enable our users to share their personal information with each other. In some cases, we retain third party vendors to store this information. We continuously develop and maintain systems to protect the security, integrity and confidentiality of this information, but cannot guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. If any such event were to occur, we may not be able to remedy the event, and we may have to expend significant capital and resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

Security breaches, computer malware and cybersecurity incidents have become more prevalent in our industry and may occur on our systems in the future. Although it is difficult to determine what, if any, harm may directly result from an interruption or attack, any security breach caused by hacking, including efforts to gain unauthorized access to our applications, servers or websites, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could harm our business, financial condition and results of operations. If a breach of our security (or the security of our vendors and partners) occurs, the perception of the effectiveness of our security measures and our reputation may be harmed, we could lose current and potential users and the recognition of our various brands and their competitive positions could be diminished, any or all of which could adversely affect our business, financial condition and results of operations.

Spammers may attempt to use our products to send targeted and untargeted spam messages to users, which may embarrass or annoy users and make our products less user friendly. We cannot be certain that the technologies that we have developed to repel spamming attacks will be able to eliminate all spam messages from our products. Our actions to combat spam may also require diversion of significant time and focus of our engineering team from improving our products. As a result of spamming activities, our users may use our products less or stop using them altogether, and result in continuing operational cost to us.

Similarly, terror and other criminal groups may use our products to promote their goals and encourage users to engage in terror and other illegal activities. We expect that as more people use our products, these groups will increasingly seek to misuse our products. Although we invest resources to combat these activities, including by suspending or terminating accounts we believe are violating our Terms of Service, we expect these groups will continue to seek ways to act inappropriately and illegally on our products. Combating these groups requires our engineering team to divert significant time and focus from improving our products. In addition, we may not be able to control or stop our products from becoming the preferred application of use by these groups, which may become public knowledge and seriously harm our reputation or lead to lawsuits or attention from regulators. If these activities increase, our reputation, user growth and user engagement, and operational cost structure could be seriously harmed. Furthermore, many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of personal data. Such laws are inconsistent, and compliance in the event of a widespread data breach is costly.

As a result of the COVID-19 pandemic, we adopted a work-from-home policy in March 2020, and we expect this practice to continue for the foreseeable future. Remote work and remote access increase our vulnerability to cybersecurity attacks. We may see an increase in cyberattack volume, frequency and sophistication driven by the global enablement of remote workforces. We seek to detect and investigate unauthorized attempts and attacks against our network, products and services and to prevent their recurrence where practicable through changes to our internal processes and tools and changes or updates to our products and services; however, we remain potentially vulnerable to additional known or unknown threats. In some instances, we and the users of our applications can be unaware of an incident or its magnitude and effects. Moreover, globally there has been an increase in cybersecurity attacks since Russia invaded Ukraine. The risk of state-supported and geopolitical-related cyber-attacks may increase in connection with the war in Ukraine and any related political or economic responses and counter-responses. We may not discover all such incidents or activity or be able to respond or otherwise address them promptly, in sufficient respects or at all.

Our existing general liability insurance coverage and the coverage we carry for cyber-related liabilities may not continue to be available on acceptable terms or be available in sufficient amounts to cover one or more large claims or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that are not covered or exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could harm our business.

We have faced, and we expect that we will continue to face, chargeback liability when our credit card providers resolve chargebacks in favor of their customers. We cannot accurately anticipate the extent of these liabilities, and if not properly addressed, these liabilities could increase our operating expenses or preclude us from accepting certain credit cards as a method of payment, either of which would materially adversely affect our results of operations and financial condition.

We depend on the ability to accept credit and debit card payments from our subscribers and our ability to maintain the good standing of our merchant account with our credit card providers to process subscription payments. In the event that one of our customers initiates a billing dispute and one of our credit card providers resolves the dispute in the customer's favor, the transaction is normally charged back to us and the purchase price is credited or otherwise refunded to the customer. In addition, under current credit card practices, a merchant is liable for fraudulent credit card transactions when, as is the case with the transactions we process, that merchant does not obtain a cardholder's signature.

We have suffered losses and we expect that we will continue to suffer losses as a result of subscriptions placed with fraudulent credit card data, as well as users who chargeback their purchases. Any failure to adequately control fraudulent credit card transactions or keep our chargebacks under an acceptable threshold would result in significantly higher credit card-related costs and, therefore, materially increase our operating expenses.

We face certain risks related to the physical and emotional safety of users and third parties.

We cannot control the actions of our users in their communications or physical actions. There is a possibility that users or third parties could be physically or emotionally harmed following interaction with another user. We warn our users that we do not screen other users and, given our lack of physical presence, we do not take any action to ensure personal safety on a meeting between users or subscribers arranged following contact initiated via our applications or ensure personal safety of our users against self-harming following contact with other users initiated via our applications. If an unfortunate incident of this nature occurred in a meeting of two people following contact initiated on our applications or that of one of our competitors, any resulting negative publicity could materially and adversely affect us or the online video chat industry in general. Any such incident involving our applications could damage our reputation and our brand, which could have a material adverse effect on our business, results of operations or financial condition. In addition, the affected users or third parties could initiate legal action against us, which could divert management attention from operations, cause us to incur significant expenses, whether we are successful or not, and damage our reputation.

We may need additional capital to execute our business plan. If we do not obtain additional financing, it could have a material adverse effect on our business, results of operations or financial condition.

We might need to raise additional capital or financing through debt or equity offerings to support our expansion, marketing efforts and application development programs in the future. For instance, we might require additional capital or financing to:

- hire and retain talented employees, including technical employees, executives, and marketing experts;

- effectuate our long-term growth strategy and expand our application development programs; and

- market and advertise our applications to attract more paying subscribers.

We may be unable to obtain future capital or financing on favorable terms or at all. If we cannot obtain additional capital or financing, we may need to reduce, defer or cancel application development programs, planned initiatives, marketing or advertising expenses or costs and expenses. The failure to obtain necessary additional capital or financing on favorable terms, if at all, could have a material adverse effect on our business, results of operations or financial condition.

If the distribution of our products through application stores increases, we may incur additional fees from the developers of application stores.

As the user base of our consumer applications continues to shift to mobile solutions, we increasingly rely on the Apple iOS and Google Android platforms to distribute our products. While our products are free to download from these stores, we offer our users the opportunity to purchase paid memberships and certain premium features through our products. We determine the prices at which these memberships and features are sold and, in exchange for facilitating the purchase of these memberships and features through our products to users who download our products from these stores, we pay Apple or Google, as applicable, a share, which is currently up to 30% of the revenue we receive from these transactions. In the future, other distribution platforms that we utilize may charge us fees for the distribution of our applications. If the distribution of our products through application stores increases, the amount of fees that we must pay to the developers of these application stores will also increase. Unless we find a way to offset these fees, our business, financial condition and results of operations could be adversely affected.

We may make or attempt to make acquisitions in the future, which could require significant management attention, disrupt our business, dilute our stockholders and seriously harm our business.

As part of our business strategy, we have made and intend to make acquisitions to add specialized employees and complementary companies, products and technologies. In the future, we may not be able to find other suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our previous and future acquisitions may not achieve our goals, and any future acquisitions we complete could be viewed negatively by users, advertisers or investors. In addition, if we fail to successfully close transactions or integrate new teams, or integrate the products and technologies associated with these acquisitions into our company, our business could be seriously harmed. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or use the acquired products, technology and personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may also incur unanticipated liabilities that we assume as a result of acquiring companies. We may have to pay cash, incur debt or issue equity securities to pay for any acquisition, any of which could negatively impact our business and financial condition. Issuing equity to finance any such acquisitions would also dilute our existing stockholders. Incurring debt would increase our fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We may conduct a portion of our operations through informal relationships, partnerships, strategic alliances or joint ventures, and our failure to continue such relationships or resolve any material disagreements with these third parties could have a material adverse effect on the success of these operations, our financial condition and our results of operations.

We may conduct a portion of our operations through partnerships, strategic alliances or joint ventures and therefore we may depend on third parties for elements of these arrangements that are important to the success of the relationship, such as the development of features or technologies to be incorporated into our applications. The performance of these third-party obligations or the ability of third parties to meet their obligations under these arrangements would be outside of our control. If these third parties do not meet or satisfy their obligations under these arrangements, the performance and success of these arrangements, and their value to us, would be adversely affected. If our current or future partners are unable to meet their obligations, we may be forced to undertake the obligations ourselves and/or incur additional expenses in order to have some other party perform such obligations. In such cases we may also be required to seek legal enforcement of our rights, the outcome of which would be uncertain. If any of these events occur, they may adversely impact us, our financial performance and results of operations, and/or adversely impact our ability to enter into similar relationships in the future.

Strategic arrangements with third parties could involve risks not otherwise present when we directly manage our operations, including, for example:

- third parties may share certain approval rights over major decisions within the scope of the relationship;

- the possibility that these third parties might become insolvent or bankrupt;

- the possibility that we may incur liabilities as a result of an action taken by one of these third parties;

- these third parties may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; and

- disputes between us and these third parties may result in litigation or arbitration that would increase our expenses, delay or terminate projects and prevent our officers and directors from focusing their time and effort on our business.

Legal and Regulatory Risks

We may be liable as a result of information retrieved from or transmitted over the internet.

We may be sued for defamation, civil rights infringement, negligence, copyright or trademark infringement, invasion of privacy, personal injury, product liability or under other legal theories relating to information that is published or made available on our websites or applications. These types of claims have been brought, sometimes successfully, against online services in the past. We also offer messaging services on our applications and we send emails directly and through third parties to our users, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited email or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of email or personal information or interruptions or delays in email service. Our insurance does not specifically provide for coverage of these types of claims and, therefore, may be inadequate to protect us against them. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not held liable. If any of these events occur, our revenue could be materially adversely affected or we could incur significant additional expense, and the market price of our securities may decline.

Changes in laws or regulations, including laws and regulations that impact the use of the internet, such as internet neutrality laws, or laws that relate to content provided over the internet or monitoring such content, could adversely affect our business, results of operations or financial condition.

The adoption of any laws or regulations that adversely affect the growth or use of the internet, including laws governing internet neutrality, could decrease the demand for our products and increase our cost of doing business. In January 2018, the Federal Communications Commission (the "FCC") released an order that repealed the "open internet rules," often known as "net neutrality," which prohibit internet providers in the United States from impeding access to most content, or otherwise unfairly discriminating against content providers like us. These rules also prohibited mobile providers from entering into arrangements with specific content providers for faster or better access over their data networks. The FCC order repealing the open internet rules went into effect in June 2018. In response to this decision, California and a number of states implemented their own net neutrality rules which largely mirrored the repealed federal regulations. The U.S. Department of Justice ("DOJ") has filed suit to bar implementation of these state laws and their application remains uncertain. For instance, on February 8, 2021, the DOJ voluntarily dismissed its suit against California's net neutrality bill. We cannot predict the outcome of similar litigation or whether the FCC order or state initiatives regulating providers will be modified, overturned, or vacated by other legal action, federal legislation, or the FCC, or the degree to which this repeal would adversely affect our business, if at all. The European Union similarly requires equal access to internet content. If the FCC, Congress, the European Union or courts modify these open internet rules, mobile providers may be able to limit our users' ability to access our applications or make our applications a less attractive alternative to our competitors' applications, which could materially adversely affect our business, results of operations and financial condition.

In addition, it is possible that a number of additional laws and regulations may be adopted or construed to apply to us, including gambling laws. Some of the video card games that we offer on our Paltalk application are based upon traditional casino games, such as poker and blackjack. We have structured and operate these games and features with gambling laws in mind and believe that these games and features do not constitute gambling. Our games are offered for entertainment purposes only and do not offer an opportunity to win real money. However, our video card games could in the future become subject to gambling-related laws and regulations and expose us to civil and criminal penalties. If were to become subject to such laws and regulations, we might be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements, and we may be subject to additional regulation and oversight, such as reporting to regulators, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States, Europe or elsewhere regarding these activities may lessen the growth of video card game services and impair our business.

Changes in tax laws could materially affect our financial condition, results of operations and cash flows.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. For example, the Inflation Reduction Act (the "IRA") was signed into law on August 16, 2022 and will become effective beginning in fiscal 2023. The IRA imposes a 1% excise tax on certain share repurchases occurring after December 31, 2022 (including, potentially pursuant to our Stock Repurchase Program (as defined herein)). We do not currently expect that the IRA will have a material impact on our income tax liability. We are unable to predict what changes to the tax laws of the U.S. and other jurisdictions may be proposed or enacted in the future or what effect such changes would have on our business. Any significant increase in our future effective tax rate could have a material adverse impact on our business, financial condition, results of operations, or cash flows.

If there are changes in laws or regulations regarding privacy and the protection of user data, or if we fail to comply with such laws or regulations, we may face claims brought against us by regulators or users that could adversely affect our business, results of operations or financial condition.

State, federal and international laws and regulations govern the collection, use, retention, sharing and security of data that we receive from and about our users. These laws can be particularly restrictive in certain states and in countries outside of the United States. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industries in which we operate.

The European Union has implemented a privacy regulation called the GDPR that imposes a high level of regulatory scrutiny on our business' processing of personal data from the European Economic Area, with possible financial consequences for noncompliance of up to 4% of our worldwide revenues.

The FTC regularly investigates and brings enforcement actions against companies that have used personally identifiable information in a deceptive or unfair manner or in violation of a posted privacy policy. If we are accused of violating the terms of our privacy policy, implementing unfair privacy practices or otherwise breaching data privacy laws, we may be forced to expend significant financial and managerial resources to defend against an action by the FTC, European Data Protection Authorities, or other state or federal enforcement agencies. Our user database holds the personal information of our users and subscribers residing in the United States and other countries, and we could be sued by those users if any of the information is misused or misappropriated.

Growing public concern about privacy and the use of personal information may subject us to increased regulatory scrutiny. Regulations related to treatment of user data by online services are evolving as several U.S. state governments have recently adopted new, or modified existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. These state laws include, for example: CCPA, the CPRA, which became effective on January 1, 2023, and expands upon the CCPA, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Act Concerning Personal Data Privacy and Online Monitoring, the Utah Consumer Privacy Act, and the New York SHIELD Act. In addition, every U.S. state has passed laws requiring notification to users when there is a security breach resulting in unauthorized disclosure of certain types of personal information, many of which are modeled on California's Information Practices Act. There are a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection that could, if adopted, have an adverse effect on our business. We are unable to determine if and when such legislation may be adopted.

Many other jurisdictions, including the European Union, have adopted breach notification and other data protection notification laws designed to inform users of unauthorized disclosure of personally identifiable information. The introduction of new privacy and data breach laws and the interpretation of existing privacy and data breach laws in the United States, Europe and other foreign jurisdictions is constantly evolving. There is a risk that new laws may be introduced or that existing laws may be applied in a way that would conflict our current data protection practices or prevent the transfer of data between countries in which we operate. Future laws and regulations with respect to the collection, compilation, use and publication of information and consumer privacy could result in limitations on our operations, increased compliance or litigation expense, adverse publicity or loss of revenue, any of which could have a material adverse effect on our business, financial condition and results of operations.

Any failure, or perceived failure, by us to comply with such laws and regulations, including FTC requirements or industry self-regulatory principles, could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business. As a result of such a failure, or perceived failure, we may be subject to a claim or class-action lawsuit regarding our online services. The successful assertion of a claim against us, or a regulatory action against us, could result in significant monetary damages, diversion of management resources and require us to make significant payments and incur substantial legal expenses. Any claims with respect to violation of privacy or misappropriation of user data brought against us may have a material adverse effect on our business, results of operations and financial condition.

It is also possible that we could be prohibited from collecting or disseminating certain types of data, which could affect our ability to meet our users' needs.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, we may be unable to compete with competitors developing similar technologies.

Historically, our defense of our intellectual property rights has been a significant aspect of our business and has meaningfully contributed to our results of operations. Accordingly, our success and ability to compete are often dependent upon the development of intellectual property for our applications.

We aim to protect our confidential proprietary information, in part, by entering into confidentiality agreements and invention assignment agreements with all our employees, consultants, advisors and any third parties who access or contribute to our proprietary know-how, information, or technology. We also rely on trademark, copyright, patent, trade secret, and domain-name-protection laws to protect our proprietary rights. We have filed various applications to protect aspects of our intellectual property, and we currently hold a number of issued patents. In the future we may acquire additional patents or patent portfolios, which could require significant cash expenditures. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business.

In any of these cases, we may be required to expend significant time and expense to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, others may offer products or concepts that are substantially similar to ours and compete with our business. If we are unable to protect our proprietary rights or prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could seriously harm our business.

If we are subject to intellectual property infringement claims, it could cause us to incur significant expenses, pay substantial damages or royalties and prevent us from offering our applications.

From time to time, third parties may claim that our applications infringe or violate their intellectual property rights. Any claims of infringement could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and prevent us from using licensed technology that may be fundamental to our applications. Even if we were to prevail, any litigation regarding intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. We maintain insurance to protect against intellectual property infringement claims and resulting litigation, but such insurance may not cover or may not be sufficient to cover all potential claims, liability or expenses. We may also be obligated to indemnify our business partners in any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be prevented from offering our applications unless we enter into royalty, license or other agreements. We may not be able to obtain such agreements at all or on terms acceptable to us, and as a result, we may be precluded from offering our applications and services.

Risks Related to Ownership of Our Common Stock

Our common stock is historically thinly traded, stockholders may be unable to sell at or near ask prices or at all and the price of our common stock may be volatile.

Historically, shares of our common stock were thinly traded on the OTCQB and have usually been thinly traded following our uplist to The Nasdaq Capital Market ("Nasdaq"), meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stockbrokers, institutional investors and others in the investment community that generate or influence sales volume. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on stock price.

However, during certain periods we have received, and may continue to receive, a high degree of media coverage that is published or otherwise disseminated by third parties, including blogs, articles, message boards and social and other media. This may include coverage that is not attributable to statements made by the Company or our Board of Directors. Information provided by third parties may not be reliable or accurate and could materially impact the trading price of our common stock which could cause stockholders to lose their investments.

The market prices and trading volume of our common stock have recently experienced, and may continue to experience, extreme volatility, which could cause purchasers of our common stock to incur substantial losses. We believe that the recent volatility and our current market prices reflect market and trading dynamics unrelated to our underlying business, or macro or industry fundamentals, and we do not know if these dynamics will continue.

Although our common stock is listed for trading on Nasdaq, a broader or more active public trading market for our common stock may not develop or be sustained, and the current trading level of our common stock may not be sustained. Due to these conditions, stockholders may be unable to sell their common stock at or near ask prices or at all if they desire to sell shares of common stock.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of our common stock, especially in light of the macro-economic factors including rising inflation rates, the war in Ukraine and the COVID-19 pandemic. In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

Because of the limited trading market for our common stock, and because of the possible price volatility, stockholders may not be able to sell their shares of common stock when you desire to do so. The inability to sell shares in a rapidly declining market may substantially increase the risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

The ownership of our common stock is significantly concentrated in a small number of investors, some of whom are affiliated with our Board of Directors and management, which could prevent stockholders from having input on the course of our operations or otherwise lead to actual or potential conflicts of interest.

As of March 15, 2023, Jason Katz, our Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and President, beneficially owned approximately 38% of our outstanding common stock, including shares of common stock held directly by Mr. Katz's spouse, and The J. Crew Delaware Trust A, a trust formed by Mr. Katz for the benefit of certain of his family members. Mr. Katz is not a beneficiary of the trust and does not hold voting or dispositive power over the shares held by the trust.

Mr. Katz, The J. Crew Delaware Trust A and others that have significant beneficial ownership of our common shares have substantial influence regarding matters submitted for stockholder approval, including proposals regarding:

- any merger, consolidation or sale of all or substantially all of our assets;

- the election of members of our Board of Directors; and

- any amendment to our Certificate of Incorporation, as amended (the "Certificate of Incorporation").

The current or increased ownership position of any of these stockholders and/or their respective affiliates could delay, deter or prevent a change of control or adversely affect the price that investors might be willing to pay in the future for our common shares. In addition, the interests of these stockholders and/or their respective affiliates may significantly differ from the interests of our other stockholders and they may vote the common shares they beneficially own in ways with which our other stockholders disagree.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud and our business may be harmed and our stock price may be adversely impacted.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and to effectively prevent fraud. Any inability to provide reliable financial reports or to prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires management to evaluate and assess the effectiveness of our internal control over financial reporting. In order to continue to comply with the requirements of the Sarbanes-Oxley Act, we are required to continuously evaluate and, where appropriate, enhance our policies, procedures and internal controls. We have in the past failed, and may in the future fail, to maintain the adequacy of our internal controls over financial reporting. Such failure could subject us to litigation or regulatory scrutiny and investors could lose confidence in the accuracy and completeness of our financial reports. We cannot provide any assurance that in the future we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management will conclude that our internal control over financial reporting is effective. If we fail to fully comply with the requirements of the Sarbanes-Oxley Act, our business may be harmed, and our stock price may decline.

Our results of operations are volatile and difficult to predict, and our stock price may decline if we fail to meet the expectations of stockholders.

Our revenue and results of operations could vary significantly from period-to-period and year-to-year and may fail to match our past performance because of a variety of factors, many of which are outside of our control. Any of these events could cause the market price of our common stock to fluctuate. Factors that may contribute to the variability of our results of operations include:

- changes in expectations as to our future financial performance;

- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships or capital commitments;

- market acceptance of our new applications and enhancements to our existing applications;

- the amount of advertising and marketing that is available and spent on user acquisition campaigns;

- disruptions in the availability of our applications on third party platforms;

- actual or perceived violations of privacy obligations and compromises of subscriber data;

- the entrance of new competitors in our market whether by established companies or the entrance of new companies;

- additions or departures of key personnel and the cost of attracting and retaining application developers and other software engineers;

- general market conditions, including market volatility and the impact of inflation; and

- developments in connection with our current patent litigation or future patent litigation.

Given the rapidly evolving industry in which we operate, our historical results of operations may not be useful in predicting our future results of operations. In addition, metrics available from third parties regarding our industry and the performance of our applications may not be indicative of our future financial performance.

We may be adversely affected by the effects of inflation.

Increased inflation may result in decreased demand for our products and services, increased operating costs (including our labor costs), reduced liquidity, and limitations on our ability to access credit or otherwise raise debt and equity capital. In addition, the United States Federal Reserve has raised, and may continue to raise, interest rates in response to concerns about inflation. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. In an inflationary environment, we may be unable to raise the prices of our subscriptions at or above the rate at which our costs increase, which could/would reduce our profit margins and have a material adverse effect on our financial results and net income. We also may experience lower than expected sales and potential adverse impacts on our competitive position if there is a decrease in consumer spending or a negative reaction to our pricing. A reduction in our revenue would be detrimental to our profitability and financial condition and could also have an adverse impact on our future growth.

The issuance of shares upon the exercise of stock options and unvested shares of restricted common stock may cause immediate and substantial dilution to our existing stockholders.

As of December 31, 2022, we had approximately 792,055 shares of common stock that were issuable upon the exercise of vested outstanding stock options. The issuance of shares upon the exercise of these options may result in substantial dilution to the equity interest and voting power of holders of our common stock.

In the future, we may also issue additional shares of common stock or other securities convertible into or exchangeable for shares of common stock. Our Certificate of Incorporation currently authorizes us to issue up to 25,000,000 shares of common stock, of which 9,864,120 were outstanding as of December 31, 2022, which includes 10,000,000 shares of preferred stock with such designations, preferences and rights as determined by our Board of Directors, of which none were outstanding as of December 31, 2022. The issuance of additional shares of our common stock may substantially dilute the ownership interests of our existing stockholders. Furthermore, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, a stockholder might not receive any return on investment unless the stockholder sold its shares of common stock for a price greater than that for which the shares were purchased.

We do not anticipate that we will declare or pay any dividends on our common stock in the foreseeable future. Consequently, stockholders will only realize an economic gain on their investment in our common stock if the price appreciates. Stockholders should not purchase our common stock expecting to receive cash dividends. Because we currently do not pay dividends, and there may be limited trading in our common stock, stockholders may not have any manner to liquidate or receive any payment on their common stock. Therefore, our failure to pay dividends may cause stockholders to not see any return on their common stock even if we are successful in our business operations. In addition, because we do not pay dividends, we may have trouble raising additional funds which could affect our ability to expand our business operations.

Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.

Our Certificate of Incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent, or stockholder of our Company to the Company or the Company's stockholders, (iii) action asserting a claim against the Company or any director, officer, employee, agent, or stockholder of the Company arising pursuant to any provision of the Delaware General Corporation Law or our Certificate of Incorporation or our Amended and Restated By-Laws, as amended, or (iv) action asserting a claim against the Company or any director, officer, employee, agent, or stockholder of the Company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above.

This exclusive forum provision applies to state and federal law claims, although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. In addition, this exclusive forum selection provision will not apply to claims under the Exchange Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce our forum selection provision as written in connection with claims arising under the Securities Act. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

Investor relations activities, nominal "float" and supply and demand factors may affect the price of our common stock.

We have engaged an investor relations firm to create investor awareness for our Company. These campaigns may include non-deal road shows and personal, video and telephone conferences with investors and prospective investors in which our business and business practices are described. We provide compensation to our investor relations firm, and may in the future provide compensation to additional investor relations firms or financial advisory firms, for these services, and pay for newsletters, websites, mailings and email campaigns that are produced by third parties based upon publicly available information concerning us. We do not intend to review or approve of the content of such analyst reports or other writings and communications that are based upon analysts' own research or methods. Investor relations firms are generally required to disclose when they are compensated for their efforts and the source of such compensation, but whether such disclosure is made or in compliance with applicable laws is not under our control. In addition, our investors may, from time to time, take steps to encourage investor awareness through similar activities that may be undertaken at the expense of such investors. Investor awareness activities may also be suspended or discontinued, which may impact the trading market of our common stock.

The SEC and the Financial Industry Regulatory Authority enforce various statutes and regulations intended to prevent manipulative or deceptive devices in connection with the purchase or sale of any security and carefully scrutinize trading patterns and company news and other communications for false or misleading information, particularly in cases where the hallmarks of "pump and dump" activities may exist, such as rapid share price increases or decreases. We and our stockholders may be subjected to enhanced regulatory scrutiny due to the fact that our affiliates hold a majority of our outstanding common stock and we have a limited number of shares of common stock that are publicly available for resale.

The Supreme Court of the United States has stated that manipulative action is a term of art connoting intentional or willful conduct designed to deceive or defraud investors by controlling or artificially affecting the price of securities. Often times, manipulation is associated by regulators with forces that upset the supply and demand factors that would normally determine trading prices. Securities regulators have often cited thinly-traded markets, small numbers of holders and awareness campaigns as components of their claims of price manipulation and other violations of law when combined with manipulative trading, such as wash sales, matched orders or other manipulative trading timed to coincide with false or touting press releases. There can be no assurance that our activities or the activities of third parties, or the small number of potential sellers or small percentage of stock in our public float, or determinations by purchasers or holders as to when or under what circumstances or at what prices they may be willing to buy or sell stock, will not artificially impact (or would be claimed by regulators to have affected) the normal supply and demand factors that determine the price of our common stock.

If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our securities.

Our common stock was approved for listing on Nasdaq under the symbol "PALT" and began trading on Nasdaq on August 3, 2021. We cannot assure our stockholders that our securities will continue to be listed on Nasdaq in the future. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders' equity, minimum share price, and certain corporate governance requirements. We may not be able to comply with the applicable listing standards and Nasdaq could delist our securities as a result.

We cannot assure our stockholders that our common stock, if delisted from Nasdaq, will be listed on another national securities exchange. If our common stock is delisted by Nasdaq, our common stock would likely trade on the OTCQB where an investor may find it more difficult to sell our shares or obtain accurate quotations as to the market value of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our principal executive office is located at 30 Jericho Executive Plaza in Jericho, New York 11753. The lease for the 30 Jericho Executive Plaza office space expires on November 30, 2024. We currently do not own any real property.

ITEM 3. LEGAL PROCEEDINGS

On July 23, 2021, a wholly owned subsidiary of the Company, Paltalk Holdings, Inc., filed a patent infringement lawsuit against WebEx Communications, Inc., Cisco WebEx LLC, and Cisco Systems, Inc. (collectively, "Cisco"), in the U.S. District Court for the Western District of Texas. The Company alleges that Cisco's Webex products have infringed U.S. Patent No. 6,683,858, and that the Company is entitled to damages.

A Markman hearing took place on February 24, 2022. On September 7, 2022, the United States Patent Office issued a reexamination of U.S. Patent No. 6,683,858, and on January 19, 2023, the Examiner issued an Ex Parte Reexamination Certificate, ending the reexamination and confirming the patentability of claims 1-10 of U.S. Patent No. 6,683,858. Trial is now scheduled for early third quarter of 2023.

To our knowledge, other than as described above, there are no material pending legal proceedings to which we are a party or of which any of our property is the subject.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on Nasdaq under the symbol "PALT."

Holders

As of March 15, 2023, there were approximately 52 holders of record of our common stock. This does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the year ended December 31, 2022 that were not previously reported on a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Issuer Purchases of Equity Securities

The following table details our repurchases of common stock during the three months ended December 31, 2022:

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
October 1, 2022 – October 31, 2022	170,009	$ 1.48	170,009	$ 1.48
November 1, 2022 – November 30, 2022	80,974	$ 1.49	80,974	$ 1.49
December 1, 2022 – December 31, 2022	36,736	$ 1.44	36,736	$ 1.44
Total	287,719	$ 1.48	287,719	$ 1.48

(1)   On March 23, 2022, we announced that our Board of Directors approved a stock repurchase plan, effective March 29, 2022, to repurchase up to $1,750,000 of our outstanding common stock for cash. The stock repurchase plan expires on March 29, 2023.

ITEM 6.   Reserved

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto included in "Item 8. Financial Statements and Supplementary Data."

Forward-Looking Statements

In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See "Forward-Looking Statements." Our results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Item 1A. Risk Factors" in this Annual Report on Form 10-K.

Overview

We are a leading communications software innovator that powers multimedia social applications. Our product portfolio includes Paltalk, Camfrog and Tinychat, which together host one of the world's largest collections of video-based communities. Our other products are ManyCam and Vumber. ManyCam is a live streaming software and virtual camera that allows users to deliver professional live videos on streaming platforms, video conferencing apps and distance learning tools. Vumber is a telecommunications services provider that enables users to communicate privately by having multiple phone numbers with any area code through which calls can be forwarded to a user's existing telephone number. We have an over 20-year history of technology innovation and hold 10 patents.

We believe that the scale of our user base presents a competitive advantage in the video social networking industry and provides growth opportunities to advance our existing products with up-sell opportunities and build future brands with cross-sell offers. We also believe that our proprietary consumer app technology platform can scalably support large communities of users in activities such as video, voice and text chat, online card games and board games and provide robust user monetization tools.

Our continued growth depends on attracting new consumer application users through the introduction of new applications, features and partnerships and further penetration of our existing markets. Our principal growth strategy is to invest in the development of proprietary software, expand our sales and marketing efforts with respect to such software, and increase our consumer application user base through potential platform partnerships and new and existing advertising campaigns that we run through internet and mobile advertising networks, all while balancing the capital needs of the business. Our strategy also includes the acquisition of, or investment in, technologies, solutions or businesses that complement our business.

Our strategy is to approach these opportunities in a measured way, being mindful of our resources and evaluating factors such as potential revenue, time to market and amount of capital needed to invest in the opportunity.

Background of Presentation and Recent Developments

Stock Repurchase Plan

On March 23, 2022, we announced that the Board of Directors of the Company approved a stock repurchase plan for up to $1,750,000 of the Company's outstanding common stock (the "Stock Repurchase Plan"). The Stock Repurchase Plan is effective as of March 29, 2022 and expires on the one-year anniversary of such date. Shares may be repurchased from time-to-time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws, including Rule 10b5-1 programs, and the Stock Repurchase Plan may be suspended or discontinued at any time. The actual timing, number and value of shares repurchased was determined by a committee of the Board of Directors at its discretion and depends on a number of factors, including the market price of the Company's common stock, general market and economic conditions, alternative investment opportunities and other corporate considerations. During the year ended December 31, 2022, the Company purchased a total of 604,808 at an average share price of $1.65 per share.

ManyCam Asset Acquisition

On June 9, 2022 (the "Effective Date"), we entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") by and among the Company, ManyCam ULC, an unlimited liability company incorporated under the laws of the Province of Alberta and a wholly owned subsidiary of the Company (the "Purchaser"), Visicom Media Inc., a Canadian corporation ("Visicom"), and 2434936 Alberta ULC, an unlimited liability company incorporated under the laws of the Province of Alberta ("Target NewCo"), pursuant to which the Purchaser purchased, effective as of the Effective Date, all of the issued and outstanding shares of Target NewCo (the "ManyCam Acquisition"). Prior to the ManyCam Acquisition, Target NewCo held all assets related to, or used by Visicom in connection with, the business of developing and distributing virtual webcam driver software, including virtual backgrounds and/or "masks" or other camera effects (other than the Excluded Contracts (as defined in the Securities Purchase Agreement)), whether tangible or intangible, including, but not limited to, Target NewCo's ManyCam software ("ManyCam") and related source code, customer lists, customer relationships and all associated customer information, contracts with contractors and suppliers, brand names, trade secrets, trademarks, trade names, designs, copyrights, websites, all URLs, goodwill and intellectual property associated with each of the foregoing (collectively, the "Conveyed Assets").

The Purchaser acquired the Conveyed Assets for a cash purchase price of $2.7 million (the "Cash Consideration"). In addition to the Cash Consideration, Visicom is entitled to receive an additional payment of up to $600,000 (the "Earn-Out Payment") based on the sales of the ManyCam software less chargebacks and refunds ("Gross Sales") in the six-month period following the closing (the "Earn-Out Period") as follows: (i) if the Gross Sales during the Earn-Out Period are greater than $800,000, the Earn-Out Payment shall be $600,000, (ii) if the Gross Sales during the Earn-Out Period are greater than $700,000 but less than $800,000, the Earn-Out Payment shall be $300,000, (iii) if the Gross Sales during the Earn-Out Period are greater than $600,000 but less than $700,000, the Earn-Out Payment shall be $150,000 and (iv) if the Gross Sales during the Earn-Out Period do not exceed $600,000, then Visicom will not be paid any portion of the Earn-Out Payment.

On June 30, 2022, we entered into a License Agreement with Visicom (the "License Agreement"), pursuant to which we agreed to distribute, at the discretion and direction of Visicom, a specified number of ManyCam software updates to certain license holders to whom Visicom has previously granted a "lifetime" license to ManyCam software. As consideration for distributing the software updates, Visicom paid us an initial upfront nonrefundable payment of $65,000. The License Agreement provides that Visicom may purchase additional licenses at prices specified therein. Other than providing a one-time, limited license to Visicom for the distribution of ManyCam software updates pursuant to the terms of the License Agreement, we do not have any obligation to provide support or service to the licensee end users.

Gross Sales during the Earn-Out Period exceeded $600,000 but were less than $700,000. Pursuant to the terms of that certain Letter Agreement, by and between Visicom, the Purchaser and the Company, dated February 24, 2023, the Company made an Earn-Out Payment to Visicom in the amount of $85,000 (the "Adjusted Earn-Out Payment"). We recorded a liability in the amount of the Adjusted Earn-Out Payment, with a corresponding adjustment to the cost basis of the Conveyed Assets. The Company expects that the Adjusted Earn-Out Payment will be paid in the first quarter of 2023.

As part of the accounting for the Conveyed Assets, we provisionally recorded a deferred tax liability of $0.9 million with an offset to intangible assets related to the excess financial reporting basis over the tax basis of the Conveyed Assets.

Macro-Economic Factors and COVID-19 Update

Our results of operations have been and may continue to be negatively impacted by the uncertainty regarding COVID-19 and macro-economic factors, including the timing of economic recessions and/or recovery and the overall inflationary environment. Prolonged periods of inflation may affect our ability to target new customers as well as keep existing customers engaged and may ultimately have a correlating effect on our users' discretionary spending. Our user growth may continue to slow or decline as the impact of the COVID-19 pandemic continues to taper, particularly in light of a potential economic downturn. Furthermore, the recent strength of the US dollar compared to foreign currencies could have a negative effect on our non-US customer base, as our subscription prices are based in US dollars.

Operational Highlights and Objectives

During the year ended December 31, 2022, we executed key components of our objectives:

- acquired the core assets of ManyCam, a live streaming software and virtual camera that allows users to deliver professional live videos on streaming platforms, video conferencing apps and distance learning tools and worked on cross-selling the ManyCam software to commercial businesses as well as retail consumers;

- repurchased 604,808 shares of the Company's common stock pursuant to the Stock Repurchase Plan at an average price per share of $1.65, or an aggregate amount of approximately $1.0 million; and

- engaged Roth Capital Partners, LLC as our financial advisor and investment banker to explore strategic initiatives focused on buy-side acquisitions.

For the near term, our business objectives include:

- continue to explore strategic opportunities, including, but not limited to, potential mergers or acquisitions of other assets or entities that are synergistic to our business;

- optimizing our acquisition of the ManyCam software to not only maximize subscription revenue but to integrate and cross-sell with our existing customer base and explore business-to-business sales opportunities;

- adjusting our spending to better align with overall macro-economic conditions and investing in a measured way that ensures responsible cash management;

- continuing to implement several enhancements to our live video chat applications as well as the integration of card and board games and other features focused on user retention and monetization, which collectively are intended to increase user engagement and revenue opportunities;

- continuing to develop our consumer application platform strategy by seeking potential partnerships with large third-party communities to whom we could promote a co-branded version of our video chat products and potentially share in the incremental revenues generated by these partner communities; and

- continuing to defend our intellectual property.

Sources of Revenue

Our main sources of revenue are subscription, advertising and other fees generated from users of our core video chat products, Paltalk and Camfrog, as well as revenue downloads of our ManyCam software products. We expect that the majority of our revenue in future periods will continue to be generated from our core video chat products. We also generate technology service revenue under licensing and service agreements that we negotiate with third parties which includes development, integration, engineering, licensing or other services that we provide.

Subscription Revenue

Our video chat platforms generate revenue primarily through subscription fees. Our tiers of subscriptions provide users with unlimited video windows and levels of status within the community. Multiple subscription tiers are offered in different durations depending on the product from one-, six- and twelve-month terms, which continue to vary as we continue to test and optimize length and pricing. Longer-term plans (those with durations longer than one month) are generally available at discounted monthly rates. Levels of membership benefits are offered in tiers, with the least membership benefits in the lowest paid tier and the most membership benefits in the highest paid tier. Our membership tiers are "Plus," "Extreme," "VIP" and "Prime" for Paltalk and "Pro," "Extreme" and "Gold" for Camfrog. We also hold occasional promotions that offer discounted subscriptions and virtual gifts. Subscriptions for ManyCam are generally offered in annual and two-year terms, with exceptions made for enterprise sales.

We recognize revenue from monthly premium subscription services beginning in the month in which the subscriptions are originated. Revenues from multi-month (or annual) subscriptions are recognized on a gross and straight-line basis over the length of the subscription period. The unearned portion of subscription revenue is presented as deferred revenue in the accompanying consolidated balance sheets.

We also offer virtual gifts to our users through our Paltalk, Camfrog and TinyChat applications. Users may purchase credits that can be redeemed for a host of virtual gifts such as a rose, a beer, or a car, among other items. Virtual gift revenue is recognized upon the users' utilization of the virtual gift and included in subscription revenue. The unearned portion of virtual gifts revenue is presented as deferred revenue in the accompanying consolidated balance sheets.

Advertising Revenue

We generate a portion of our revenue through advertisements on our video platforms. Advertising revenue is dependent upon the volume of advertising impressions viewed by active users as well as the advertising inventory we place on our products. We recognize advertising revenue as earned on a click-through, impression, registration or subscription basis. Measurements of impressions include when a user clicks on an advertisement (CPC basis), views an advertisement impression (CPM basis), or registers for an external website via an advertisement by clicking on or through our application (CPA basis).

Technology Service Revenue

Technology service revenue is generated under service and partnership agreements that we negotiate with third parties, which includes development, integration, engineering, licensing or other services that we provide.

During the year ended December 31, 2021, we recorded technology service revenue in connection with our agreement to serve as a launch partner with Open Props, Inc. (formerly YouNow, Inc., and referred to herein as "YouNow") and to integrate YouNow's props infrastructure (the "Props platform") into our Camfrog and Paltalk applications (as amended, the "YouNow Agreement").

In August 2021, we received notice from YouNow that it was terminating the YouNow Agreement, and that it would no longer support the Props platform past the end of calendar year 2021. The YouNow Agreement was terminated effective on November 23, 2021. We expect that the majority of our future technology service revenue, if any, will result from opportunistic collaborations with third parties, however, any such collaborations are not a primary focus for the Company.

Costs and Expenses

Cost of revenue

Cost of revenue consists primarily of compensation (including stock-based compensation) and other employee-related costs for personnel engaged in data center and customer care functions, credit card processing fees, hosting fees, and data center rent and bandwidth costs. Cost of revenue also includes compensation and other employee-related costs for technical personnel, consultants and subcontracting costs relating to technology service revenue.

Sales and marketing expense

Sales and marketing expense consist primarily of advertising expenditures and compensation (including stock-based compensation) and other employee-related costs for personnel and consultants engaged in sales and sales support functions. Advertising and promotional spend includes online marketing, including fees paid to search engines, and offline marketing, which primarily consists of partner-related payments to those who direct traffic to our brands.

Product development expense

Product development expense, which relates to the development of technology of our applications, consists primarily of compensation (including stock-based compensation) and other employee-related and consultants-related costs that are not capitalized for personnel engaged in the design, testing and enhancement of service offerings as well as amortization of capitalized website development costs.

General and administrative expense

General and administrative expense consists primarily of compensation (including non-cash stock-based compensation) and other employee-related costs for personnel engaged in executive management, finance, legal, tax and human resources and facilities costs and fees for other professional services and cost of insurance. General and administrative expense also includes depreciation of property and equipment and amortization of intangible assets.

Impairment loss on digital tokens

Impairment loss on digital tokens results from the daily assessment of the Props tokens' quoted market prices, as reflected on CoinmarketCap, and adjusting the recorded carrying amount to the amount equal to the lowest quoted market price during the period in which the Props tokens are held. During the years ended December 31, 2022 and 2021, we recorded a non-cash impairment charge in the amount of $7,262 and $765,232, respectively, which is reported in our accompanying consolidated statements of operations as a result of recent decline in the quoted market prices below the market price of their acquisition.

Key Metrics

Our management relies on certain non-GAAP and/or unaudited performance indicators to manage and evaluate our business. The key performance indicators set forth below help us evaluate growth trends, establish budgets, measure the effectiveness of our advertising and marketing efforts and assess operational efficiencies. Historically, we used Subscription Bookings to represent the aggregate dollar value of subscription fees and virtual gifts purchases received during the period. However, going forward, we have decided to not report Subscription Bookings as we believe that this key performance indicator is no longer an appropriate metric to evaluate our business. We also discuss net cash provided by operating activities under the ⊠Results of Operations" and "Liquidity and Capital Resources" sections below. Adjusted EBITDA is discussed below.

	Year Ended December 31,	
	2022	**2021**
Net cash (used in) provided by operating activities	$ (2,956,724)	$ 1,265,464
Net (loss) income	$ (3,412,250)	$ 1,324,106
Adjusted EBITDA	$ (2,646,860)	$ 1,281,361
Adjusted EBITDA as percentage of total revenue	(24.1)%	9.7%

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA is defined as net income adjusted to exclude net loss from interest income, net, provision for income taxes, gain on office lease termination, impairment loss on goodwill, gain from sale of Secured Communication Assets, gain on the extinguishment of term debt, provision for income taxes, depreciation and amortization expense, loss on disposal of property and equipment, other expense, impairment loss on digital tokens, gain on extinguishment of digital tokens payable, realized loss (gain) from the sale of digital tokens and stock-based compensation expense.

We present Adjusted EBITDA because it is a key measure used by our management and Board of Directors to understand and evaluate our core operating performance and trends, to develop short- and long-term operational plans and to allocate resources to expand our business. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of the cash operating income generated by our business. We believe that Adjusted EBITDA is useful to investors and others to understand and evaluate our operating results, and it allows for a more meaningful comparison between our performance and that of competitors.

Limitations of Adjusted EBITDA

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are that Adjusted EBITDA does not reflect: cash capital expenditures for assets underlying depreciation and amortization expense that may need to be replaced or for new capital expenditures; net loss from discontinued operations; interest income, net; other expense, net; gain on sale of the Dating Services Business; income tax expense from continuing operations; gain on office lease termination; impairment loss on goodwill; gain from sale of Secured Communication Assets; loss on disposal of property and equipment; our working capital requirements; the impairment loss on digital tokens; realized gain (loss) from the sale of digital tokens; the potentially dilutive impact of stock-based compensation; gain on the extinguishment of term debt; gain on extinguishment of digital tokens payable; and the provision for income taxes. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. The following table presents a reconciliation of net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,	
	2022	2021
Reconciliation of Net (Loss) Income to Adjusted EBITDA:		
Net (loss) income	$ (3,412,250)	$ 1,324,106
Stock-based compensation expense	333,825	(35,653)
Depreciation and amortization expense	670,863	370,845
Impairment loss on digital tokens	7,262	765,232
Interest income, net	(74,895)	(133)
Gain on extinguishment of term debt	—	(506,500)
Realized loss (gain) from sale of digital tokens	—	(307,934)
Gain on termination of digital tokens payable	—	(338,553)
Income tax (benefit) expense	(171,665)	9,951
Adjusted EBITDA	$ (2,646,860)	$ 1,281,361

Results of Operations

The following table sets forth consolidated statements of operations data for each of the periods indicated as a percentage of total revenue:

	Years Ended December 31,	
	2022	2021
Total revenue	100.0%	100.0%
Costs and expenses:		
Cost of revenue	25.7%	20.5%
Sales and marketing expense	14.3%	8.8%
Product development expense	54.0%	40.6%
General and administrative expense	39.2%	20.4%
Impairment loss on digital tokens	0.1%	5.8
Total costs and expenses	133.3%	96.1%
(Loss) income from operations	(33.3)%	3.9%
Interest income, net	0.7%	0.0%
Gain on extinguishment of term debt	0.0%	3.8%
Realized gain (loss) from sale of digital tokens	0.0%	2.3%
(Loss) income from operations before income tax (benefit) expense	(32.6)%	10.0%
Income tax (benefit) expense	(1.6)%	(0.1)%
Net (loss) income	(31.0)%	9.9%

Year Ended December 31, 2022, Compared to Year Ended December 31, 2021

Revenue

Total revenue decreased to $10,989,545 for the year ended December 31, 2022, from $13,273,849 for the year ended December 31, 2021. The decrease was primarily driven by a decrease in subscription revenue and virtual gift revenue from the Paltalk and Camfrog applications, as well as a decrease in technology service revenue driven by the termination of the YouNow Agreement, effective November 23, 2021. The decrease was partially offset by revenue recognized from sales of the ManyCam product.

The following table sets forth our subscription revenue, advertising revenue, technology service revenue and total revenue for the year ended December 31, 2022, and the year ended December 31, 2021, the increase or decrease between those periods, the percentage increase or decrease between those periods, and the percentage of total revenue that each represented for those periods:

| | Years Ended December 31, | | $ Increase (Decrease) | % Increase (Decrease) | % of Revenue Years Ended December 31, | |
	2022	2021			2022	2021
Subscription revenue....	$ 10,662,691	$ 12,368,008	$ (1,705,317)	(13.8)%	97.0%	93.2%
Advertising revenue	326,854	451,337	(124,483)	(27.6)%	3.0%	3.4%
Technology service revenue	—	454,504	(454,504)	(100.0)%	0.0%	3.4%
Total revenues	$ 10,989,545	$ 13,273,849	$ (2,284,304)	(17.2)%	100.0%	100.0%

Subscription Revenue

Our subscription revenue for the year ended December 31, 2022 decreased by $1,705,317, or 13.8%, as compared to the year ended December 31, 2021. The decrease in subscription revenue was primarily driven by a decrease in new subscribers as well as a decrease in virtual gift revenue across the Paltalk and Camfrog applications. We attribute this decrease to the overall macro-economic environment that may limit a customer's access to discretionary spending, as well as, to a lesser degree, the lifting of various COVID-19 related restrictions in certain of our target markets that had previously prohibited individuals from leaving their homes and, as a result, caused customers to devote less time to their social applications. As ManyCam primarily sells annual subscriptions, its revenue is consistent with similar annual subscription models in their early stages, as the cash received traditionally will outpace the subscription revenue recognized. We anticipate that subscription revenue related to ManyCam will increase in future quarters as the deferred revenue generated from ManyCam subscriptions is recognized.

Advertising Revenue

Our advertising revenue for the year ended December 31, 2022 decreased by $124,483, or 27.6%, as compared to the year ended December 31, 2021. The decrease in advertising revenue was primarily due to a decrease in the volume of advertising impressions related to changes in and the optimization of third-party advertising partners due to a slower growing user base as well as overall decline in the advertising market.

Technology Service Revenue

Our technology service revenue for the year ended December 31, 2022, decreased by $454,504, or 100.0%, as compared to the year ended December 31, 2021. The decrease in technology service revenue was driven by the termination of the YouNow Agreement, effective November 23, 2021.

Costs and Expenses

Total costs and expenses for the year ended December 31, 2022 increased by $1,893,996 or 14.8%, as compared to the year ended December 31, 2021. The following table presents our costs and expenses for the years ended December 31, 2022 and 2021, the increase or decrease between those periods and the percentage increase or decrease between those periods and the percentage of total revenue that each represented for those periods:

	Years Ended December 31,		$ Increase (Decrease)	% Increase (Decrease)	% of Revenue Years Ended December 31,	
	2022	2021			2022	2021
Cost of revenue	$ 2,823,570	$ 2,720,189	$ 103,381	3.8%	25.7%	20.5%
Sales and marketing expense . .	1,571,275	1,170,386	400,889	34.3%	14.3%	8.8%
Product development expense. .	5,934,433	5,391,819	542,614	10.1%	54.0%	40.6%
General and administrative expense	4,311,815	2,706,733	1,605,082	59.3%	39.2%	20.4%
Impairment loss on digital tokens	7,262	765,232	(757,970)	(99.1)%	0.1%	5.8%
Total costs and expenses	$ 14,648,355	$ 12,754,359	$ 1,893,996	14.8%	133.3%	96.1%

Cost of revenue

Our cost of revenue for the year ended December 31, 2022 increased by $103,381, or 3.8%, as compared to the year ended December 31, 2021. The increase for the year ended December 31, 2022, was primarily driven by an increase in costs related to the ManyCam product, which launched in June of 2022, of approximately $206,658. These expenses were partially offset by decreases in non-cash stock compensation expense of $48,000 and credit card processing of approximately $55,000.

Sales and marketing expense

Our sales and marketing expense for the year ended December 31, 2022 increased by $400,889, or 34.3%, as compared to the year ended December 31, 2021. The increase in sales and marketing expense for the year ended December 31, 2022 was primarily due to an increase of approximately $366,000 in marketing user acquisition expenses, including agent fees, as we focused on increasing user engagement spend through the efforts of our third-party marketing agencies, which we have subsequently scaled back on, and an increase of approximately $26,000 in other marketing and branding expenses driven by an increased grow our focus on social media and influencers.

Product development expense

Our product development expense for the year ended December 31, 2022 increased by $542,614, or 10.1%, as compared to the year ended December 31, 2021. The increase was primarily due to an increase of approximately $329,000 related to software expenses in support the newly launched ManyCam product. In addition, dues and subscriptions expense increased by approximately $132,000, and Paltalk and Camfrog consulting expenses increased by approximately $137,000 related to initiatives to enhance user retention and improve monetization in the Paltalk application. These increases was partially offset by a decrease of approximately $114,000 in capitalized amortization software related to Paltalk.

General and administrative expense

Our general and administrative expense for the year ended December 31, 2022 increased by $1,605,082, or 59.3%, as compared to the year ended December 31, 2021. The increase in general and administrative expense for the year ended December 31, 2022 was mainly due to increased non-cash stock compensation expense of approximately $402,000, an increase in amortization of approximately $417,000 related to the acquisition of the ManyCam assets, increased professional fees of approximately $265,000 and increased insurance costs of approximately $122,000. In addition, included in the year ended December 31, 2021, was approximately $335,000 of non-cash gain on extinguishment of digital tokens payable.

Impairment loss on digital tokens

We recorded a non-cash impairment loss on digital tokens of $7,262 for the year ended December 31, 2022 as a result of the decline in the quoted market prices of certain digital tokens below the market price of their acquisition. This loss represents a $757,970 decrease in the size of the loss compared to the year ended December 31, 2021.

Non-Operating Income

The following table presents the components of non-operating income for the year ended December 31, 2022 and the year ended December 31, 2021, the increase or decrease between those periods and the percentage increase or decrease between those periods and the percentage of total revenue that each represented for those periods:

	Years Ended December 31,		$ Increase (Decrease)	% Increase (Decrease)	% of Revenue Years Ended December 31,	
	2022	2021			2022	2021
Interest income, net............	$ 74,895	$ 133	$ 74,762	56212.1%	0.7%	0.0%
Gain on extinguishment of term debt	—	506,500	(506,500)	(100.0)%	0.0%	3.8%
Realized gain from sale of digital tokens	—	307,934	(307,934)	(100.0)%	0.0%	2.3%
Total non-operating income	$ 74,895	$ 814,567	$ (739,672)	(90.8)%	0.7%	6.1%

Non-operating income for the year ended December 31, 2022 was $74,895, a decrease of $739,672, or 90.8%, as compared to non-operating income of $814,567 for the year ended December 31, 2021. The decrease resulted from the gain on extinguishment of term debt of the $506,500 of proceeds from the note received in order to help ensure adequate liquidity in light of the uncertainties posed by the COVID-19 pandemic as well as a gain from sale of digital tokens of $307,934, both of which happened during the year ended December 31, 2021.

Liquidity and Capital Resources

	Years Ended December 31,	
	2022	2021
Consolidated Statements of Cash Flows Data:		
Net cash (used in) provided by operating activities	$ (2,956,724)	$ 1,265,464
Net cash (used in) provided by investing activities.....................	(2,942,279)	858,848
Net cash (used in) provided by financing activities	(997,924)	13,927,128
Net change in cash and cash equivalents	$ (6,896,927)	$ 16,051,440

Currently, our primary source of liquidity is cash on hand and cash flows from continuing operations, and we believe that our cash and cash equivalents balance and our expected cash flow from operations will be sufficient to meet all of our financial obligations for the twelve months from the date these financial statements are issued. As of December 31, 2022, we had over $14.7 million of cash and cash equivalents.

Our use of working capital is related to product development resources and an investment in marketing activities in order to maintain and create new services and features in applications for our clients and users. In particular, a significant portion of our working capital has been allocated to the improvement of our products. In addition, during the year ended December 31, 2022, we spent $997,924 in connection with our Stock Repurchase Plan as we purchased a total of 604,808 shares at an average share price of $1.65 per share. In the future, we may continue to seek to grow our business by expending our capital resources to fund strategic acquisitions, investments and partnership opportunities.

On August 5, 2021, we announced the closing of the August 2021 Offering in which we offered and sold 1,159,400 shares of our common stock. We also granted the underwriters an option to purchase up to an additional 173,910 shares of common stock at the public offering price less discounts and commissions to cover over-allotments, which was exercised in full on August 5, 2021. The net proceeds to us from the August 2021 Offering were approximately $3.2 million, after deducting underwriting discounts, commissions and other estimated offering expenses.

In addition, on October 19, 2021, we announced the pricing and closing of the October 2021 Offering in which we offered and sold 1,552,500 shares of our common stock. We also granted the underwriters an option to purchase up to an additional 202,500 shares of common stock at the public offering price less discounts and commissions to cover over-allotments, which was exercised in full on October 14, 2021. The net proceeds to us from the October 2021 Offering were approximately $10.7 million, after deducting underwriting discounts, commissions and other estimated offering expenses.

Operating Activities

Net cash used in operating activities was $2,956,724 for the year ended December 31, 2022, as compared to net cash provided by operating activities of $1,265,464 for the year ended December 31, 2021. A loss from operations, due to the decrease in subscription revenue as well as changes in accounts payable, accrued expenses and other current liabilities of $453,928 which contributed to a lower cash flow for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Investing Activities

Net cash used in investing activities was $2,942,279 for the year ended December 31, 2022, as compared to net cash provided by investing activities of $858,848 for the year ended December 31, 2021. The decrease in cash flows from investing activities resulted primarily from the ManyCam Acquisition.

Financing Activities

Net cash used in financing activities was $997,924 for the year ended December 31, 2022, as compared to net cash provided by financing activities of $13,927,128 for the year ended December 31, 2021. During fiscal 2022, the use of cash of $997,924 was attributed to the Company's repurchase of the Company's stock pursuant to its share buy back plan. The decrease in net cash provided by financing activities compared to the prior year is a result of the August 2021 and October 2021 Offerings, in which the Company sold an aggregate of 2,885,810 shares of common stock at a price to the public of $3.00 and $7.50 per share, respectively. Net proceeds received by the Company from the August 2021 and October 2021 Offerings were approximately $13.9 million, after underwriting discounts and commissions and other estimated offering expenses.

Contractual Obligations and Commitments

As discussed above, on May 3, 2020, to help ensure adequate liquidity in light of the uncertainties posed by the COVID-19 pandemic, we entered into the Note in favor of the Lender in the aggregate principal amount of $506,500. The Note had a two-year term and borne interest at a stated rate of 1.0% per annum. We did not provide any collateral or guarantees for the Note, nor did we pay any facility charge to obtain the Note. The Note provided for customary events of default, including, among others, those relating to failure to make payment, bankruptcy, breaches of representations and material adverse effects. On January 13, 2021, the Note was fully forgiven by the SBA and the Lender in compliance with the provisions of the CARES Act. We do not expect to incur additional indebtedness under the CARES Act.

On June 7, 2016, we entered into a lease agreement with Jericho Executive Center LLC for office space at 30 Jericho Executive Plaza in Jericho, New York, which commenced on September 1, 2016 and runs through November 30, 2021. Our monthly office rent payments under the lease are currently approximately $7,081 per month. On April 9, 2021, we entered into a lease extension agreement with Jericho Executive Center LLC for the office space at 30 Jericho Executive Plaza in Jericho, New York, which commenced on December 1, 2021 and runs through November 30, 2024.

On March 23, 2022, we entered into Amended and Restated Employment Agreements with our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), which amends and restates their existing employment agreements with the Company dated October 7, 2016 and December 9, 2019, respectively. The agreements are each for terms of one year with auto renewal provisions. Except for adjustments to base salaries, all other terms and conditions of the prior employment agreements between the Company and the CEO and CFO will remain in full force and effect.

The CEO agreement is retroactive to February 2021. The CFO agreement is retroactive to January 2022. Aggregate commitments of base salaries under the agreements for 2022 total $490,000. Should the agreements be renewed for 2023 and beyond, the aggregate base salary commitments would total $510,000 per year.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimate inherent in the preparation of our financial statements include the discount rates and weighted average costs of capital used in the fair value of the ManyCam Intangible Assets and in assigning their respective useful lives. These fair values and estimates were based on a number of factors, including a valuation from an independent third party.

Critical Accounting Polices

The Company's financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. In order to get a full understanding of the Company's financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company's critical accounting policies follows:

Subscription Revenue

The Company generates subscription revenue primarily from monthly premium subscription services. Subscription revenues are presented net of refunds, credits, and known and estimated credit card chargebacks. During the years ended December 31, 2022 and 2021, subscriptions were offered in durations of one-, six- twelve-and twenty four -month terms. All subscription fees, however, are paid by credit card at the origination of the subscription regardless of the term of the subscription. Revenues from multi-month subscriptions are recognized on a straight-line basis over the period where the service is offered to the customer, indicated by length of the subscription term purchased. The unearned portion of subscription revenue is presented as deferred revenue in the accompanying consolidated balance sheets.

In addition, the Company offers virtual gifts to its users. Users may purchase credits in $5, $10 or $20 increments that can be redeemed for a host of virtual gifts such as a rose, a beer or a car, among other items. These gifts are given among users to enhance communication and are typically redeemed within 30 days of purchase. Upon purchase, the virtual gifts are credited to the users' account and are under the users' control. Virtual gift revenue is recognized upon the users' redemption of virtual gifts at the fixed transaction price and included in subscription revenue in the accompanying consolidated statements of income. Virtual gift revenue is presented as deferred revenue in the consolidated balance sheets until virtual gifts are redeemed.

Intangible Assets

The Company acquired amortizable intangible assets as part of a purchase agreement consisting of internally developed software, intellectual property (trade names, trademarks and URLs) and subscriber relationships/customer lists. The Company's intangible assets represent definite lived intangible assets, which are being amortized on a straight-line basis over their estimated useful lives as follows:

Patents	20 years
Trade names, trademarks, product names, URLs	5 – 10 years
Internally developed software	5 – 6 years
Non-compete agreements	3 years
Subscriber/customer relationships	3 – 12 years

The Company reviews intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. No impairments were recorded on intangible assets as no impairment indicators were noted for the periods presented in these consolidated financial statements.

For additional information, see Note 2 of the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K for a summary of significant accounting policies, which includes our critical accounting policies, and the effect on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Paltalk, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Paltalk, Inc. and Subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the ManyCam Asset Acquisition

As described in Note 1 and Note 12 to the consolidated financial statements, the Company acquired certain intangible assets (the "ManyCam Asset Acquisition") during the year ended December 31, 2022 for $2.7 million. This transaction included internally developed software, intellectual property (trade names, trademarks and URLs) and customer relationships of $1.5 million, $0.3 million and $0.9 million, respectively.

We identified the valuation of the ManyCam Asset Acquisition as a critical audit matter. Auditing the Company's accounting for these acquired intangible assets was complex due to the significant estimation required in managements determination of the fair value of intangible assets. The significant estimation was primarily due to the sensitivity of the respective fair values to the underlying assumptions, including discount rates, weighted average cost of capital and projected revenue growth rates.

The primary procedures we performed to address this critical audit matter included the following:

- Evaluated the Company's use of valuation methodologies.

- Evaluated the prospective financial information and tested the completeness and accuracy of underlying data.

- With the assistance of our valuation specialists, tested the significant assumptions used to value the acquired intangible assets by comparing the significant assumptions to current industry, market and economic trends.

- Performed sensitivity analyses of the significant assumptions to evaluate the change in fair value resulting from changes in the assumptions.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2016.

Melville, NY
March 23, 2023

PALTALK, INC.
CONSOLIDATED BALANCE SHEETS

		December 31,		
		2022		2021
Assets				
Current assets:				
Cash and cash equivalents.	$	14,739,933	$	21,636,860
Accounts receivable, net of allowances of $3,648 as of December 31, 2022 and 2021, respectively		122,297		153,448
Prepaid expense and other current assets		543,199		239,258
Total current assets		15,405,429		22,029,566
Operating lease right-of-use asset.		159,181		239,491
Property and equipment, net.		—		69,599
Goodwill		6,326,250		6,326,250
Intangible assets, net.		3,526,811		196,543
Digital tokens		—		7,262
Other assets.		13,937		13,937
Total assets	$	25,431,608	$	28,882,648
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	1,013,637	$	1,332,632
Accrued expenses and other current liabilities		225,193		344,441
Contingent consideration		85,000		—
Operating lease liabilities, current portion		82,176		80,309
Deferred subscription revenue		2,257,452		1,915,493
Total current liabilities		3,663,458		3,672,875
Operating lease liabilities, non-current portion		77,005		159,182
Deferred tax liability.		716,903		—
Total liabilities		4,457,366		3,832,057
Commitments and contingencies (Note 11)				
Stockholders' equity:				
Common stock, $0.001 par value, 25,000,000 shares authorized, 9,864,120 shares issued and 9,227,349 and 9,832,157 shares outstanding as of December 31, 2022 and 2021, respectively		9,864		9,864
Treasury stock, 636,771 and 31,963 shares repurchased as of December 31, 2022 and 2021, respectively		(1,192,124)		(194,200)
Additional paid-in capital		35,973,735		35,639,910
Accumulated deficit		(13,817,233)		(10,404,983)
Total stockholders' equity.		20,974,242		25,050,591
Total liabilities and stockholders' equity.	$	25,431,608	$	28,882,648

The accompanying notes are an integral part of these consolidated financial statements.

PALTALK, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2022	**2021**
Revenues		
Subscription revenue.	$ 10,662,691	$ 12,368,008
Advertising revenue	326,854	451,337
Technology service revenue	—	454,504
Total revenue.	10,989,545	13,273,849
Costs and expenses		
Costs of revenue	2,823,570	2,720,189
Sales and marketing expense	1,571,275	1,170,386
Product development expense.	5,934,433	5,391,819
General and administrative expense	4,311,815	2,706,733
Impairment loss on digital tokens.	7,262	765,232
Total costs and expenses	14,648,355	12,754,359
(Loss) Income from operations.	(3,658,810)	519,490
Interest income, net.	74,895	133
Gain on extinguishment of term debt	—	506,500
Realized gain from the sale of digital tokens	—	307,934
(Loss) Income from operations before income tax benefit (expense)	(3,583,915)	1,334,057
Income tax benefit (expense)	171,665	(9,951)
Net (loss) income	$ (3,412,250)	1,324,106
Net (loss) income per share of common stock:		
Basic	$ (0.35)	$ 0.17
Diluted.	$ (0.35)	$ 0.17
Weighted average number of shares of common stock used in calculating net (loss) income per share of common stock:		
Basic	9,638,567	7,766,111
Diluted.	9,638,567	7,809,132

The accompanying notes are an integral part of these consolidated financial statements.

PALTALK, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Shares	Stock Amount	Treasury Shares	Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2020 ..	6,916,404	$ 6,917	(9,950)	$ (10,859)	$ 21,568,041	$ (11,729,089)	$ 9,835,010
Stock-based compensation expense	—	—	—	—	(35,653)	—	(35,653)
Issuance of common stock	2,885,810	2,886	—	—	13,916,240	—	13,919,126
Issuance of common stock pursuant to cashless option exercises	38,464	38			(38)	—	—
Treasury stock received from cashless option exercises	22,013	22	(22,013)	(183,341)	183,319	—	—
Issuance of common stock pursuant to option exercise	1,429	1	—	—	8,001	—	8,002
Net income	—	—	—	—	—	1,324,106	1,324,106
Balance at December 31, 2021 ..	9,864,120	$ 9,864	(31,963)	$ (194,200)	$ 35,639,910	$ (10,404,983)	$ 25,050,591
Stock-based compensation expense	—	—	—	—	333,825	—	333,825
Repurchases of common stock . . .	—	—	(604,808)	(997,924)	—	—	(997,924)
Net loss	—	—	—	—	—	(3,412,250)	(3,412,250)
Balance at December 31, 2022 ..	9,864,120	$ 9,864	(636,771)	$ (1,192,124)	$ 35,973,735	$ (13,817,233)	$ 20,974,242

The accompanying notes are an integral part of these consolidated financial statements.

PALTALK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2022	**2021**
Cash flows from operating activities:		
Net (loss) income	$ (3,412,250)	$ 1,324,106
Adjustments to reconcile net (loss) income from operations to net cash (used in) provided by operating activities:		
Depreciation of property and equipment	69,599	186,178
Amortization of intangible assets	601,264	184,667
Amortization of operating lease right-of-use assets	80,310	74,416
Gain on extinguishment of digital token liability	—	(338,553)
Impairment loss on digital tokens	7,262	765,232
Realized (gain) loss from the sale of digital tokens	—	(307,934)
Deferred tax benefit	(171,665)	—
Gain on extinguishment of term debt	—	(506,500)
Stock-based compensation	333,825	(35,653)
Bad debt expense	—	(3,235)
Changes in operating assets and liabilities:		
Digital tokens	—	(884,263)
Accounts receivable, net	31,151	(78,803)
Digital tokens receivable	—	210,000
Operating lease liability	(80,310)	(74,416)
Digital tokens payable	—	215,156
Prepaid expense and other current assets	(303,941)	(2,554)
Accounts payable, accrued expenses and other current liabilities	(453,928)	680,848
Deferred subscription revenue	341,959	(143,228)
Net cash (used in) provided by operating activities	(2,956,724)	1,265,464
Cash flows from investing activities:		
Acquisition of ManyCam assets	(2,700,000)	—
Acquisition related costs of ManyCam assets	(242,279)	—
Proceeds from the sale of digital tokens	—	858,848
Net cash (used in) provided by investing activities	(2,942,279)	858,848
Cash flows from financing activities:		
Proceeds from issuance of common stock, net of issuance costs	—	13,919,126
Proceeds from issuance of common stock pursuant to option exercise	—	8,002
Purchase of treasury stock	(997,924)	—
Net cash (used in) provided by financing activities	(997,924)	13,927,128
Net (decrease) increase in cash and cash equivalents	(6,896,927)	16,051,440
Balance of cash and cash equivalents at beginning of period	21,636,860	5,585,420
Balance of cash and cash equivalents at end of period	$ 14,739,933	$ 21,636,860
Supplemental disclosure of cash flow information:		
Non-cash investing and financing activities:		
Deferred tax liability associated with the acquisition of ManyCam assets	$ 904,253	—
Accrued contingent consideration	$ 85,000	—
Modification of operating lease right-of-use asset and liability	$ —	$ 244,940
Issuance of common stock pursuant to cashless option exercises	$ —	$ 38
Treasury stock received from cashless option exercises	$ —	$ 183,341

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business

The accompanying consolidated financial statements include Paltalk, Inc. and its wholly owned subsidiaries, A.V.M. Software, Inc., Paltalk Software Inc., Paltalk Holdings, Inc., Tiny Acquisition Inc., Camshare, Inc., Fire Talk LLC, Vumber LLC and ManyCam ULC (collectively, the "Company").

The Company's product portfolio includes Paltalk, Camfrog and Tinychat, which together host a large collection of video-based communities. The Company's other products are ManyCam and Vumber. ManyCam is a live streaming software and virtual camera that allows users to deliver professional live videos on streaming platforms, video conferencing apps and distance learning tools. Vumber is a telecommunications services provider that enables users to communicate privately by having multiple phone numbers with any area code through which calls can be forwarded to a user's existing telephone number. The Company has an over 20-year history of technology innovation and hold 10 patents.

ManyCam Asset Acquisition

On June 9, 2022 (the "Effective Date"), the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") by and among the Company, ManyCam ULC, an unlimited liability company incorporated under the laws of the Province of Alberta and a wholly owned subsidiary of the Company (the "Purchaser"), Visicom Media Inc., a Canadian corporation ("Visicom"), and 2434936 Alberta ULC, an unlimited liability company incorporated under the laws of the Province of Alberta ("Target NewCo"), pursuant to which the Purchaser purchased, effective as of the Effective Date, all of the issued and outstanding shares of Target NewCo (the "ManyCam Acquisition"). Prior to the ManyCam Acquisition, Target NewCo held all assets related to, or used by Visicom in connection with, the business of developing and distributing virtual webcam driver software, including virtual backgrounds and/or "masks" or other camera effects (other than the Excluded Contracts (as defined in the Securities Purchase Agreement)), whether tangible or intangible, including, but not limited to, Target NewCo's ManyCam software ("ManyCam") and related source code, customer lists, customer relationships and all associated customer information, contracts with contractors and suppliers, brand names, trade secrets, trademarks, trade names, designs, copyrights, websites, all URLs, goodwill and intellectual property associated with each of the foregoing (collectively, the "Conveyed Assets"). The Company concluded that the Conveyed Assets were not considered a business for purposes of Regulation S-X and Accounting Standards Codification ("ASC") 805, Business Combinations.

On June 30, 2022, we entered into a License Agreement with Visicom (the "License Agreement"), pursuant to which we agreed to distribute, at the discretion and direction of Visicom, a specified number of ManyCam software updates to certain license holders to whom Visicom has previously granted a "lifetime" license to ManyCam software. As consideration for distributing the software updates, Visicom paid us an initial upfront nonrefundable payment of $65,000. The License Agreement provides that Visicom may purchase additional licenses at prices specified therein. Other than providing a one-time, limited license to Visicom for the distribution of ManyCam software updates pursuant to the terms of the License Agreement, we do not have any obligation to provide support or service to the licensee end users.

For more information regarding the ManyCam Acquisition, see Note 12.

Macro-Economic Factors and Update on COVID-19

The Company's results of operations have been and may continue to be negatively impacted by the uncertainty regarding COVID-19 and macro-economic factors, including the timing of economic recessions and/or recovery and the overall inflationary environment. Prolonged periods of inflation may affect the Company's ability to target new customers as well as keep existing customers engaged and may ultimately have a correlating effect on the Company's users' discretionary spending. Furthermore, the recent strength of the US dollar compared to foreign currencies could have a negative effect on the Company's non-US customer base, as the Company's subscription prices are based in US dollars. Our user growth may continue to slow or decline as the impact of the COVID-19 pandemic continues to taper, particularly in light of a potential economic downturn. Furthermore, the recent strength of the US dollar compared to foreign currencies could have a negative effect on our non-US customer base, as our subscription prices are based in US dollars.

2.   Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and with the requirements of the Security and Exchange Commission ("SEC"). All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimate inherent in the preparation of our financial statements include the discount rates and weighted average costs of capital used in the fair value of the ManyCam Assets and in assigning their respective useful lives. These fair values and estimates were based on a number of factors, including a valuation by an independent third party.

Revenue Recognition

In accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, revenue from contracts with customers is recognized when control of the promised services is transferred to the customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Sales tax is excluded from reported revenue. The Company has elected the practical expedient allowable by the guidance to not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Subscription Revenue

The Company generates subscription revenue primarily from monthly premium subscription services. Subscription revenues are presented net of refunds, credits, and known and estimated credit card chargebacks. During the years ended December 31, 2022 and 2021, subscriptions were offered in durations of one-, six- twelve-and twenty four -month terms. All subscription fees, however, are paid by credit card at the origination of the subscription regardless of the term of the subscription. Revenues from multi-month subscriptions are recognized on a straight-line basis over the period where the service is offered to the customer, indicated by length of the subscription term purchased. The unearned portion of subscription revenue is presented as deferred revenue in the accompanying consolidated balance sheets. Deferred revenue at December 31, 2021 was $1,915,493, which was subsequently recognized as subscription revenue during the year ended December 31, 2022. The ending balance of deferred revenue at December 31, 2022 was $2,257,452.

In addition, the Company offers virtual gifts to its users. Users may purchase credits in $5, $10 or $20 increments that can be redeemed for a host of virtual gifts such as a rose, a beer or a car, among other items. These gifts are given among users to enhance communication and are typically redeemed within 30 days of purchase. Upon purchase, the virtual gifts are credited to the users' account and are under the users' control. Virtual gift revenue is recognized upon the users' redemption of virtual gifts at the fixed transaction price and included in subscription revenue in the accompanying consolidated statements of operations. Virtual gift revenue is presented as deferred revenue in the consolidated balance sheets until virtual gifts are redeemed. Virtual gift revenue was $4,550,864 and $5,586,710 for the years ended December 31, 2022 and 2021, respectively. The ending balance of deferred revenue from virtual gifts at December 31, 2022 and 2021 was $393,433 and $293,737, respectively.

2.   Summary of Significant Accounting Policies (cont.)

Advertising Revenue

The Company generates advertising revenue from the display of advertisements on its products through contractual agreements with third parties that are based on the number of advertising impressions delivered. Measurements of impressions include when a customer clicks an advertisement (CPC basis), views an advertisement impression (CPM basis), or registers for an external website via an advertisement by clicking on or through the application (CPA basis). Advertising revenue is dependent upon traffic as well as the advertising inventory placed on the Company's products.

Technology Service Revenue

Technology service revenue was historically generated under service and partnership agreements that the Company negotiated with third parties which included development, integration, engineering, licensing or other services that the Company provided.

During 2021, the Company recorded technology service revenue in connection with its agreement to serve as a launch partner with Open Props, Inc. (formerly YouNow, Inc., and referred to herein as "YouNow") and to integrate YouNow's props infrastructure (the "Props platform") into the Company's Camfrog and Paltalk applications (as amended, the "YouNow Agreement").

In August 2021, the Company received notice from YouNow that it was terminating the YouNow Agreement, and that it would no longer support the Props platform past the end of calendar year 2021.

The Company did not generate any technology service revenue during the year ended December 31, 2022.

Net (Loss) Income Per Share

Basic earnings and net (loss) income per share are computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period as defined by ASC Topic 260, *Earnings Per Share*. Diluted earnings per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options (using the treasury stock method). To the extent stock options are antidilutive, they are excluded from the calculation of diluted income per share.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market funds. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. As part of its cash management process, the Company periodically reviews the relative credit standing of these banks. The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company evaluates its goodwill for impairment in accordance with ASC 350, *Intangibles — Goodwill and Other (as amended by ASU 2017-04)*, by assessing qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company performs the quantitative goodwill impairment test, if, after assessing the totality of events or circumstances such as those described in paragraph ASC 350-20-35-3C(a) through (g), the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, limited to the total amount of goodwill related to the reporting unit.

2.   Summary of Significant Accounting Policies (cont.)

The Company tests the recorded amount of goodwill for impairment on an annual basis on December 31 of each fiscal year or more frequently if there are indicators that the carrying amount of the goodwill exceeds its carried value. The Company has one reporting unit. The Company performed a qualitative assessment and concluded that no impairment existed as of December 31, 2022 and 2021.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred taxes in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC No. 740, Accounting for Income Taxes ("ASC 740") on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of income. Accrued interest and penalties would be included on the related tax liability line in the accompanying consolidated balance sheets.

The Company's policy for global intangible low taxed income is to treat as a period cost when incurred.

Intangible Assets

The Company acquired amortizable intangible assets as part of a purchase agreement consisting of internally developed software, intellectual property (trade names, trademarks and URLs) and subscriber relationships/customer lists. The Company's intangible assets represent definite lived intangible assets, which are being amortized on a straight-line basis over their estimated useful lives as follows:

Patents	20 years
Trade names, trademarks, product names, URLs	5 – 10 years
Internally developed software	5 – 6 years
Non-compete agreements	3 years
Subscriber/customer relationships	3 – 12 years

The Company reviews intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected

2.   Summary of Significant Accounting Policies (cont.)

to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. No impairments were recorded on intangible assets as no impairment indicators were noted for the periods presented in these consolidated financial statements.

3.   Intangible Assets, Net

Intangible assets, net consisted of the following for the periods presented:

	December 31,					
	2022			**2021**		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Patents	$ 50,000	$ (33,750)	$ 16,250	$ 50,000	$ (31,251)	$ 18,749
Trade names, trademarks, product names, URLs	1,022,425	(562,114)	460,311	555,000	(509,148)	45,852
Internally developed software . .	4,180,005	(2,165,550)	2,014,455	1,990,000	(1,990,000)	—
Subscriber/customer relationships	3,553,102	(2,517,307)	1,035,795	2,279,000	(2,147,058)	131,942
Total intangible assets	$ 8,805,532	$ (5,278,721)	$ 3,526,811	$ 4,874,000	$ (4,677,457)	$ 196,543

Amortization expense for the years ended December 31, 2022 and 2021 was $601,264 and $184,667, respectively. The aggregate amortization expense for each of the next five years and thereafter is estimated to be $822,333 in 2023, $821,687 in 2024, $568,529 in 2025, $382,133 in 2026, $382,133 in 2027, and $549,996 thereafter.

4.   Digital Tokens

Digital tokens, consist of Props tokens received in connection with the YouNow Agreement. Given that there is limited precedent regarding the classification and measurement of cryptocurrencies and other digital tokens under current GAAP, the Company has determined to account for these tokens as indefinite-lived intangible assets in accordance with ASC 350, *Intangibles-Goodwill and Other* until further guidance is issued by the FASB.

During the years ended December 31, 2022 and 2021, the Company recorded a non-cash impairment charge in the amount of $7,262 and $765,232, respectively, which is reported in the accompanying consolidated statements of operations as a result of recent declines in the quoted market prices of certain digital tokens below the market price of their acquisition.

During year the ended December 31, 2021, the Company sold approximately 36.9 million Props tokens for proceeds $0.9 million. The realized gain of the sale of digital tokens was $307,934 for the year ended December 31, 2021 and is included in the consolidated statements of operations.

5.   Income Taxes

The Inflation Reduction Act ("IRA") and Chips and Science Act ("CHIPS Act") were both enacted in August 2022. The IRA introduced new provisions including a 15% corporate alternative minimum tax for certain large corporations that have at least an average of $1 billion adjusted financial statement income over a consecutive three-tax-year period and a 1% excise tax surcharge on stock repurchases. The CHIPS Act provides a variety of incentives associated with investments in domestic semiconductor manufacturing and related activities. Both the IRA and CHIPS Act are applicable for tax years beginning after December 31, 2022 and had no impact to the Company's consolidated financial statements for the year ended December 31, 2022.

5.   Income Taxes (cont.)

On March 11, 2021, the American Rescue Plan Act of 2021 ("American Rescue Plan") was signed into law to provide additional relief in connection with the ongoing COVID-19 pandemic. The American Rescue Plan includes, among other things, provisions relating to PPP loan expansion, defined pension contributions, excessive employee remuneration, and the repeal of the election to allocate interest expense on a worldwide basis. Under ASC 740, the effects of new legislation are recognized upon enactment. The enactment of the American Rescue Plan did not impact the Company's income tax provision.

The components of income (loss) before the provision (benefit) for income taxes are as follows:

	December 31,	
	2022	**2021**
Domestic Operations	$ (2,683,143)	$ 1,334,057
Foreign Operations	(900,772)	—
	$ (3,583,915)	$ 1,334,057

The Company's provision for income taxes is comprised of the following:

	December 31,	
	2022	**2021**
Current		
Federal	$ —	$ —
State and local	15,685	9,951
Foreign	—	—
Total Current	**15,685**	**9,951**
Deferred		
Federal	—	—
State and local	—	—
Foreign	(187,350)	—
Change in Valuation Allowance	—	—
Total Deferred	**(187,350)**	**—**
Total (Benefit) Provision	**$ (171,665)**	**$ 9,951**

The Company's effective tax rate differs from the U.S. federal statutory income tax rate of 21% for 2022 and 2021 as follows:

	2022	**2021**
Income tax benefit (expense) at federal statutory rate	21.0%	21.0%
Permanent Differences	—	0.2%
State and local taxes	(0.7)%	(4.5)%
Valuation allowance	(7.6)%	(14.3)%
Deferred tax adjustment	—	2.6%
Share based compensation	(7.8)%	3.9%
PPP Loan Forgiveness	—	(8.0)%
Foreign Income Tax Rate Differential	0.5%	—
Other	(0.6)%	(0.2)%
Effective tax rate	4.8%	0.7%

5.   Income Taxes (cont.)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2022	**2021**
Deferred Tax Assets:		
U.S. federal and state net operating losses	$ 3,436,822	$ 3,907,758
Foreign net operating losses	103,375	—
Share-based compensation	511,603	767,318
Amortization of intangible assets	583,727	716,598
Rent	36,413	56,251
Capitalized IRC §174 costs	1,134,472	—
Tax credits	62,969	62,969
Other	257,473	266,986
Subtotal	6,126,854	5,777,880
Less Valuation Allowance:	(5,984,591)	(5,713,490)
Total Deferred Tax Assets	**142,263**	**64,390**
Deferred Tax Liabilities:		
Amortization of intangible assets	(820,279)	—
Property and equipment	(31,262)	(64,390)
Other	(7,625)	—
Total Deferred Tax Liabilities	**(859,166)**	**(64,390)**
Net Deferred Tax Liability	**$ (716,903)**	**$ —**

In assessing the Company's ability to recover its deferred tax assets, the Company evaluated whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. A significant piece of objective negative evidence evaluated was cumulative loss incurred over the three-year period ended December 31, 2022. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. Based on the weight of available evidence, the Company determined that its U.S. deferred tax assets are not realizable on a more-likely-than-not basis and has recorded a valuation allowance against its net U.S. deferred tax assets. The Company's valuation allowance increased by $271,101 during 2022. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company's deferred income tax assets satisfy the realization standards, the valuation allowance will be reduced accordingly.

As of December 31, 2022, the Company has U.S. federal net operating loss carryforwards of approximately $15.2 million, of which $12.5 million may be subject to an annual limitation under Section 382 of the Internal Revenue Code. Of the $15.2 million, approximately, $14.0 million are available to offset 100% of future taxable income but expire in varying amounts between 2031 to 2037, if not utilized. The remaining $1.2 million is available to offset 80% of future taxable income but may be carried forward indefinitely. The Company also has foreign net operating loss carryforwards of approximately $0.5 million, which begin to expire in 2042.

The Company applies the applicable authoritative guidance which prescribes a comprehensive model for the manner in which a company should recognize, measure, present and disclose in its financial statements all material uncertain tax positions that the Company has taken or expects to take on a tax return. As of December 31, 2022, the Company

5.   Income Taxes (cont.)

has no uncertain tax positions. As such, there are no uncertain tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months from December 31, 2022.

The Company files a federal income tax return, income tax returns in various state tax jurisdictions, and income tax returns in Canada. The open tax years for the federal income tax return are 2019 through 2022. The state income tax returns have varying statutes of limitations. The open tax years relating to any of the Company's federal and state net operating losses begin in 2009.

6.   Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following for the periods presented:

	December 31,	
	2022	**2021**
Compensation, benefits and payroll taxes	$ 114,000	$ 318,150
Other accrued expenses.	111,193	26,291
Total accrued expenses and other current liabilities	$ 225,193	$ 344,441

7.   Stockholders' Equity

The Paltalk, Inc. Amended and Restated 2011 Long-Term Incentive Plan (the "2011 Plan") was terminated as to future awards on May 16, 2016. A total of 121,930 shares of the Company's common stock may be issued pursuant to outstanding options awarded under the 2011 Plan; however, no additional awards may be granted under such plan. The Paltalk, Inc. 2016 Long-Term Incentive Plan ("the 2016 Plan") was adopted by the Company's stockholders on May 16, 2016 and permits the Company to award stock options (both incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other stock-based awards and cash-based incentive awards to its employees (including an employee who is also a director or officer under certain circumstances), non-employee directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards under the 2016 Plan is 1,300,000 shares, 100% of which may be issued pursuant to incentive stock options. In addition, the maximum number of shares of common stock that may be issued under the 2016 Plan may be increased by an indeterminate number of shares of common stock underlying outstanding awards issued under the 2011 Plan that are forfeited, expired, cancelled or settled in cash. As of December 31, 2022, there were 792,056 shares available for future issuance under the 2016 Plan.

August 2021 Underwritten Public Offering

On August 5, 2021, the Company announced the pricing and closing of an underwritten public offering (the "August 2021 Offering"), in which the Company sold an aggregate of 1,333,310 shares of the Company's common stock (which includes 173,910 shares sold to the underwriter pursuant to the full exercise of the underwriter's over-allotment option) at a public offering price of $3.00 per share. The August 2021 Offering was made pursuant to the Company's Registration Statement on Form S-1 (Registration No. 333-257036), initially filed with the SEC on June 11, 2021, and was subsequently amended and declared effective on August 2, 2021.

Gross proceeds received by the Company from the August 2021 Offering were approximately $4.0 million, before deducting underwriting discounts and commissions and other estimated offering expenses of approximately $769,200. These costs were recorded in stockholders' equity as a reduction of additional paid-in capital in connection with Staff Accounting Bulletin Topic 5A.

In connection with the August 2021 Offering, the Company's common stock was approved for listing on The Nasdaq Capital Market under the symbol "PALT" and began trading on The Nasdaq Capital Market on August 3, 2021.

7.   Stockholders' Equity (cont.)

October 2021 Underwritten Public Offering

On October 19, 2021, we announced the pricing and closing of an underwritten public offering of an aggregate of 1,552,500 shares of our common stock (which includes 202,500 shares sold to the underwriter pursuant to the full exercise of the underwriter's over-allotment option) at a public offering price of $7.50 per share (the "October 2021 Offering"). The October 2021 Offering was made pursuant to an effective shelf Registration Statement on Form S-3 (Registration No. 333-260063), previously filed with the SEC on October 5, 2021 and declared effective on October 14, 2021. The October 2021 Offering was offered by means of a prospectus supplement and accompanying prospectus, forming part of the registration statement.

Gross proceeds received by the Company from the October 2021 Offering were approximately $11.6 million, before deducting underwriting discounts and commissions and other estimated offering expenses of approximately $955,400. These costs were recorded in stockholders' equity as a reduction of additional paid-in capital in connection with Staff Accounting Bulletin Topic 5A.

Stock Options

The following table summarizes the assumptions used in the Black-Scholes pricing model to estimate the fair value of the options granted during the years ended:

	December 31,	
	2022	**2021**
Expected volatility	173 – 182%	178.0 – 197.0%
Expected life of option	5.2 – 6.2	5.0 – 5.5
Risk free interest rate	2.53%	0.81 – 0.88%
Expected dividend yield	0.0%	0.0%

The expected life of the options is the period of time over which employees and non-employees are expected to hold their options prior to exercise. The expected life of options has been determined using the "simplified" method as prescribed by Staff Accounting Bulletin 110, which uses the midpoint between the vesting date and the end of the contractual term. The volatility of the Company's common stock is calculated using the Company's historical volatilities beginning at the grant date and going back for a period of time equal to the expected life of the award. The Company estimates potential forfeitures of stock awards and adjusts recorded stock-based compensation expense accordingly. The Company estimates pre-vesting forfeitures primarily based on the Company's historical experience and is adjusted to reflect actual forfeitures as the stock-based awards vest.

The following tables summarize stock option activity during the year ended December 31, 2022:

	Number of Options	Weighted Average Exercise Price	
Outstanding at January 1, 2022.	435,770	$	5.31
Granted	248,501		2.66
Exercised during period	—		—
Forfeited or canceled, during the period	(52,588)		3.64
Expired, during the period.	(9,609)		49.29
Outstanding at December 31, 2022.	622,074	$	3.71
Exercisable at December 31, 2022	468,023	$	4.09

At December 31, 2022, there was $338,374 of total unrecognized compensation expense related to stock options, which is expected to be recognized over a weighted average period of 3.04 years.

7. Stockholders' Equity (cont.)

On December 31, 2022, the aggregate intrinsic value of stock options that were outstanding and exercisable was $9,360 . On December 31, 2021, the aggregate intrinsic value of stock options that were outstanding and exercisable was $149,394 and $109,644, respectively. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the fair value of such awards as of the period-end date.

During the year ended December 31, 2022, the Company granted stock options to members of the Board of Directors to purchase an aggregate of 24,000 shares of common stock at an exercise price of $2.66 per share. The stock options vest in four equal quarterly installments on the last day of each calendar quarter in 2022 and have a term of ten years. During the year ended December 31, 2022, the Company also granted options to employees to purchase an aggregate of 224,501shares of common stock. These options have a vesting date ranging between the grant date and up to four years, have a term of ten years and have an exercise price of $2.66.

The aggregate fair value for the options granted during the years ended December 31, 2022 and 2021 was $636,957 and $145,522, respectively.

Stock-based compensation expense for the Company's stock options included in the consolidated statements of operations was as follows:

| | Years Ended December 31, | |
	2022	2021
Cost of revenue	$ 19,500	$ 67,182
Sales and marketing expense	2,056	294
Product development expense	24,748	11,302
General and administrative expense	287,521	(114,431)
Total stock-based compensation expense	$ 333,825	$ (35,653)

Treasury Shares

The Board of Directors of the Company approved a stock repurchase plan for up to $1,750,000 of the Company's outstanding common stock (the "Stock Repurchase Plan"), effective as of March 29, 2022 and expiring on the one-year anniversary of such date. Shares may be repurchased from time-to-time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws, including Rule 10b5-1 programs, and the Stock Repurchase Plan may be suspended or discontinued at any time. The actual timing, number and value of shares repurchased will be determined by a committee of the Board of Directors at its discretion and will depend on a number of factors, including the market price of the Company's common stock, general market and economic conditions, alternative investment opportunities and other corporate considerations.

As of December 31, 2022, the Company had 636,771 shares of its common stock classified as treasury shares on the Company's consolidated balance sheets.

8. Net (Loss) Income Per Share

Basic earnings and net income per share are computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period as defined by ASC Topic 260, *Earnings Per Share*. Diluted earnings per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options (using the treasury stock method). To the extent stock options are antidilutive, they are excluded from the calculation of diluted loss per share. For the year ended December 31, 2022, 622,074 of shares issuable upon the exercise of outstanding stock options were not included in the computation of diluted net loss per share from operations because their inclusion would be antidilutive. For the year ended December 31, 2022, no shares issuable upon the exercise of outstanding stock options were included in the computation of diluted net income per share from operations because their inclusion would be dilutive. For the year

8.   Net (Loss) Income Per Share (cont.)

ended December 31, 2021, 392,749 of shares issuable upon the exercise of outstanding stock options were not included in the computation of diluted net income per share for operations because their inclusion would be antidilutive. For the year ended December 31, 2021, 43,021 of shares issuable upon the exercise of outstanding stock options were included in the computation of diluted net income per share for operations because their inclusion would be dilutive.

The following table summarizes the net (loss) income per share calculation for the periods presented:

		Years Ended December 31,		
		2022		**2021**
Net (loss) income from operations – basic and diluted.	$	(3,412,250)	$	1,324,106
Weighted average shares outstanding – basic		9,638,567		7,766,111
Weighted average shares outstanding – diluted		9,638,567		7,809,132
Per share data:				
Basic from operations	$	(0.35)	$	0.17
Diluted from operations	$	(0.35)	$	0.17

9.   Leases

Operating Leases

On June 7, 2016, the Company entered into a lease agreement with Jericho Executive Center LLC for office space at 30 Jericho Executive Plaza in Jericho, New York, which commenced on September 1, 2016 and runs through November 30, 2021. The Company's monthly office rent payments under the lease are currently approximately $7,081 per month. On April 9, 2021, the Company entered into a lease extension agreement with Jericho Executive Center LLC for the office space at 30 Jericho Executive Plaza in Jericho, New York, which commenced on December 1, 2021 and runs through November 30, 2024. The modification resulted in an increase its ROU assets and lease liabilities of $0.2 million, using a discount rate of 2.30%.

As of December 31, 2022, the Company had no long-term leases that were classified as financing leases. As of December 31, 2022, the Company did not have additional operating and financing leases that had not yet commenced.

At December 31, 2022, the Company had operating lease liabilities of approximately $159,000 and right-of-use assets of approximately $159,000, which are included in the consolidated balance sheets.

Total rent expense for the year ended December 31, 2022 was $83,084, of which $6,000 was sublease income. Total rent expense for year ended December 31, 2021 was $84,525, of which $4,500 was sublease income. Rent expense is recorded under general and administrative expense in the consolidated statements of operations.

The following table summarizes the Company's operating leases for the periods presented:

		Years Ended December 31,		
		2022		**2021**
Cash paid for amounts included in the measurement of operating lease liabilities:	$	80,310	$	74,416
Weighted average assumptions:				
Remaining lease term		1.9		2.9
Discount rate		2.3%		2.3%

9.   Leases (cont.)

As of December 31, 2022, future minimum payments under non-cancelable operating leases were as follows:

For the years ending December 31,		Amount
2023	$	84,975
2024		77,893
Total		162,868
Less: present value adjustment		(3,687)
Present value of minimum lease payments	$	159,181

10.   Term Debt

On April 13, 2020, to help ensure adequate liquidity in light of the uncertainties posed by the coronavirus pandemic, the Company applied for a loan under the SBA PPP under the CARES Act. On May 3, 2020, the Company entered into the Note in favor of the Lender.

The Note had an aggregate principal amount of $506,500, a two-year term, a maturity date of May 3, 2022 and borne interest at a stated rate of 1.0% per annum. The Company did not provide any collateral or guarantees for the Note, nor did the Company pay any facility charge to obtain the Note. The Note provided for customary events of default, including, among others, those relating to failure to make payment, bankruptcy, breaches of representations and material adverse effects.

On January 13, 2021, the Note was fully forgiven by the SBA and the Lender in compliance with the provisions of the CARES Act, and the Company recognized a $506,500 gain on extinguishment of term debt.

11.   Commitments and Contingencies

Patent Litigations

On July 23, 2021, a wholly owned subsidiary of the Company, Paltalk Holdings, Inc., filed a patent infringement lawsuit against WebEx Communications, Inc., Cisco WebEx LLC, and Cisco Systems, Inc. (collectively, "Cisco"), in the U.S. District Court for the Western District of Texas. The Company alleges that Cisco's Webex products have infringed U.S. Patent No. 6,683,858, and that the Company is entitled to damages.

A Markman hearing took place on February 24, 2022. On September 7, 2022, the United States Patent Office issued a reexamination of U.S. Patent No. 6,683,858, and on January 19, 2023, the Examiner issued an Ex Parte Reexamination Certificate, ending the reexamination and confirming the patentability of claims 1-10 of U.S. Patent No. 6,683,858. Trial is now scheduled for early third quarter of 2023.

Legal Proceedings

The Company may be included in legal proceedings, claims and assessments arising in the ordinary course of business. The Company evaluates the need for a reserve for specific legal matters based on the probability of an unfavorable outcome and the reasonability of an estimable loss. No reserve was deemed necessary as of December 31, 2022.

Officer Employment Agreements

On March 23, 2022, the Company entered into Amended and Restated Employment Agreements with the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), which amended and restated their existing employment agreements with the Company dated October 7, 2016 and December 9, 2019, respectively. The agreements are each for a term of one year with auto renewal provisions. Except for adjustments to base salaries, all other terms and conditions of the prior employment agreements between the Company and the CEO and CFO remained in full force and effect. The CEO agreement is retroactive to February 2021. The CFO agreement is retroactive to January 2022. Aggregate commitments of base salaries under the agreements for 2022 total $490,000. Should the agreements be renewed for 2023 and beyond, the aggregate base salary commitments would total $510,000 per year.

12.   Asset Acquisition — Securities Purchase Agreement

As discussed above in Note 1, on June 9, 2022, the Company entered into the Securities Purchase Agreement by and among the Company, the Purchaser, Visicom and Target NewCo, pursuant to which the Purchaser purchased, effective as of the Effective Date, all of the issued and outstanding shares of Target NewCo.

The Purchaser acquired the Conveyed Assets for a cash purchase price of $2.7 million (the "Cash Consideration"). In addition to the Cash Consideration, Visicom is entitled to receive an additional payment of up to $600,000 (the "Earn-Out Payment") based on the sales of the ManyCam software less chargebacks and refunds ("Gross Sales") in the six-month period following the Closing (the "Earn-Out Period") as follows: (i) if the Gross Sales during the Earn-Out Period are greater than $800,000, the Earn-Out Payment shall be $600,000, (ii) if the Gross Sales during the Earn-Out Period are greater than $700,000 but less than $800,000, the Earn-Out Payment shall be $300,000, (iii) if the Gross Sales during the Earn-Out Period are greater than $600,000 but less than $700,000, the Earn-Out Payment shall be $150,000 and (iv) if the Gross Sales during the Earn-Out Period do not exceed $600,000, then the Seller will not be paid any portion of the Earn-Out Payment. The Company concluded that the Conveyed Assets were not considered a business for purposes of Regulation S-X and ASC 805, Business Combinations. While Gross Sales during the Earn Out Period exceeded $600,000 and was less than $700,000, there were some adjustments made to calculation and it was agreed by both parties to a negotiated amount. As a result, the Company recorded a liability in the amount of $85,000 for payment to the Seller, with a corresponding adjustment to the cost basis of the Conveyed Assets.

As part of a valuation analysis, the Company identified intangible assets, including internally developed software, subscriber relationships/customer list and intellectual property (trade names, trademarks, URLs). The fair value of identifiable intangible assets is determined primarily using the "income approach," which requires a forecast of all of the expected future cash flows and includes significant inputs such as the weighted average cost of capital and the discount premium. On the date of measurement the weighted average cost of capital was 23.2% and the discount premium was 7%.

The Company considered several factors to estimate the economic useful life of the Customer Relationships including those noted under ASC 350-30-35-3. The Customer Relationships were estimated to have an economic useful life of three years for tradenames and seven years for developed software and customer list. This assumption was deemed reasonable based on reviewing useful lives for the comparable companies.

Final allocation was determined with the assistance of a third-party valuation specialist hired by Company management. The following table summarizes the fair value of the identifiable intangible assets and their respective useful lives:

	Estimated Fair Value	Estimated Contingent Consideration Allocation at December 31, 2022	Total Allocation	Estimated Useful Life in Years
Internally developed software	$ 1,504,000	$ 47,345	$ 1,551,345	7
Intellectual property (trade names, trademarks, URLs)	321,000	10,115	331,115	7
Subscriber Relationships/Customer List. . .	875,000	27,540	902,540	3
Total acquired assets	$ 2,700,000	$ 85,000	$ 2,785,000	

The estimated aggregate amortization expense for each of the next five years and thereafter will approximate $804,333 in 2023, $804,333 in 2024, $566,029 in 2025, $379,633 in 2026, $379,633 in 2027 and $546,250 thereafter.

The Company incurred approximately $242,000 of expenses in connection with the ManyCam Acquisition and capitalized them accordingly.

12.   Asset Acquisition — Securities Purchase Agreement (cont.)

As part of the accounting for the ManyCam assets, the Company provisionally recorded a deferred tax liability of $0.9 million with an offset to intangible assets related to the excess financial reporting basis over the tax basis of the Conveyed Assets.

On June 30, 2022, the Company entered into the License Agreement with Visicom, pursuant to which the Company agreed to distribute, at the discretion and direction of Visicom, a specified number of ManyCam software updates to certain license holders to whom Visicom has previously granted a "lifetime" license to ManyCam software. As consideration for distributing the software updates, Visicom paid the Company an initial upfront nonrefundable payment of $65,000. The License Agreement provides that Visicom may purchase additional licenses at prices specified therein. Other than providing a one-time, limited license to Visicom for the distribution of ManyCam software updates pursuant to the terms of the License Agreement, the Company does not have any obligation to provide support or service to the licensee end users. The Company recognized the $65,000 payment as revenue during the period ended December 31, 2022, as it satisfied its performance obligation as specified in the License Agreement.

13.   Subsequent Events

Management has evaluated subsequent events or transactions occurring through the date the consolidated financial statements were issued and determined that no other events or transactions are required to be disclosed herein.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Internal controls are procedures which are designed with the objective of providing reasonable assurance that (1) our transactions are properly authorized, recorded and reported; and (2) our assets are safeguarded against unauthorized or improper use, to permit the preparation of our consolidated financial statements in conformity with GAAP.

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Based on the evaluation as of December 31, 2022, for the reasons set forth below, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act). Our internal control system was designed to, in general, provide reasonable assurance to our management and the Board of Directors regarding the preparation and fair presentation of published financial statements, but because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our chief executive officer and chief financial officer evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022, and based on that evaluation, management concluded that our internal control over financial reporting was effective. Therefore, our management, including our chief executive officer and chief financial officer, have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosures.

The framework used by management in making that assessment was the criteria set forth in the document entitled "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required in response to this Item 10 is incorporated herein by reference to our Definitive Proxy Statement on Schedule 14A to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required in response to this Item 11 is incorporated herein by reference to our Definitive Proxy Statement on Schedule 14A to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required in response to this Item 12 is incorporated herein by reference to our Definitive Proxy Statement on Schedule 14A to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required in response to this Item 13 is incorporated herein by reference to our Definitive Proxy Statement on Schedule 14A to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required in response to this Item 14 is incorporated herein by reference to our Definitive Proxy Statement on Schedule 14A to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following are filed as part of this Annual Report:

1.   Financial Statements

The financial statements filed as part of this Annual Report are included in "Item 8. Financial Statements and Supplementary Data."

2.   Financial Statement Schedules

All schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements or the Notes thereto.

3.   Exhibits

The following exhibits are required by Item 601 of Regulation S-K.

(a)   Documents filed as part of this Annual Report.

2.   Financial Statement Schedules

3.   Exhibits required to be filed by Item 601 of Regulation S-K

The following exhibits are included herein or incorporated herein by reference:

2.1#   Agreement and Plan of Merger, dated September 13, 2016, by and among Paltalk, Inc., SAVM Acquisition Corporation, A.V.M. Software, Inc. and Jason Katz (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 14, 2016 by the Company with the SEC).

2.2#   Securities Purchase Agreement, dated June 9, 2022, by and among ManyCam ULC, Visicom Media Inc., 2434936 Alberta ULC and Paltalk, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed June 10, 2022 by the Company with the SEC).

3.1   Certificate of Incorporation of Paltalk, Inc. (as amended through May 15, 2020) (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q of the Company filed November 9, 2021 by the Company with the SEC).

3.2   Amended and Restated Bylaws of Paltalk, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed on March 17, 2023 by the Company with the SEC).

4.1   Specimen Stock Certificate of Paltalk, Inc. (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K of the Company filed on March 23, 2022 by the Company with the SEC).

4.2   Description of Securities of Paltalk, Inc. (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K of the Company filed on March 23, 2022 by the Company with the SEC).

10.1   Statement of Rights and Responsibilities, by and between Paltalk, Inc. and Facebook Inc. (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K (File No. 000-52176) filed March 31, 2011 by the Company with the SEC).

10.2   Registered Apple Developer Agreement, by and between Paltalk, Inc. and Apple Inc. (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K (File No. 000-52176) filed March 31, 2011 by the Company with the SEC).

10.3	iOS Developer Program License Agreement, by and between Paltalk, Inc. and Apple Inc. (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K (File No. 000-52176) filed March 31, 2011 by the Company with the SEC).
10.4†	Amended and Restated Paltalk, Inc. 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 000-52176) of the Company filed on November 14, 2011 by the Company with the SEC).
10.5†	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 (File No. 333-174456) of the Company filed on May 24, 2011 by the Company with the SEC).
10.6†	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-174456) of the Company filed on May 24, 2011 by the Company with the SEC).
10.7†	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-174456) of the Company filed on May 24, 2011 by the Company with the SEC).
10.8†	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 000-52176) of the Company filed on November 14, 2011 by the Company with the SEC).
10.9†	Paltalk, Inc. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on May 20, 2016 by the Company with the SEC).
10.10†	First Amendment to Paltalk, Inc. 2016 Long Term Incentive Plan, dated as of April 10, 2017 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on May 30, 2017 by the Company with the SEC).
10.11†	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company filed on August 11, 2016 by the Company with the SEC).
10.12†	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of the Company filed on August 11, 2016 by the Company with the SEC).
10.13†	Form of Director and Officer Nonqualified Stock Option Agreement. (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K of the Company filed on March 23, 2022 by the Company with the SEC).
10.14†	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of the Company filed on August 11, 2016 by the Company with the SEC).
10.15†	Amended and Restated Executive Employment Agreement, dated March 23, 2022, by and between Paltalk, Inc. and Jason Katz (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of the Company filed on March 23, 2022 by the Company with the SEC).
10.16	Registration Rights Agreement, dated October 7, 2016, by and between Paltalk, Inc. and Clifford Lerner (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on October 11, 2016 by the Company with the SEC).
10.17†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on February 15, 2017 by the Company with the SEC).
10.18	First Amendment to Registration Rights Agreement, dated June 15, 2018, by and between the Company and Clifford Lerner (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on June 19, 2018 by the Company with the SEC).
10.19†	Amended and Restated Employment Agreement, dated March 23, 2022, by and between Paltalk, Inc. and Kara Jenny (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K of the Company filed on March 23, 2022 by the Company with the SEC).
10.20*	Letter Agreement, dated February 24, 2023, by and between Visicom Media Inc., ManyCam ULC and Paltalk, Inc.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Marcum LLP.
31.1*	Certification of the Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of the Chief Executive Officer and Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

\#   Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Paltalk, Inc. hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

†   Management contract or compensatory plan arrangement.

*   Filed herewith.

**   The certification attached as Exhibit 32.1 is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Paltalk, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of the Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 23, 2023   **PALTALK, INC.**

By: /s/ Jason Katz
      Jason Katz
      Chief Executive Officer
      (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jason Katz Jason Katz	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 23, 2023
/s/ Kara Jenny Kara Jenny	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 23, 2023
/s/ Yoram "Rami" Abada Yoram "Rami" Abada	Director	March 23, 2023
/s/ Lance Laifer Lance Laifer	Director	March 23, 2023
/s/ John Silberstein John Silberstein	Director	March 23, 2023

CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

Jason Katz
Chief Executive Officer, President, Chief Operating Officer and Chairman of the Board of Directors

Kara Jenny
Chief Financial Officer, Director

Adam Zalko
Senior Vice President

Yoram "Rami" Abada
Director

Lance Laifer
Director

John Silberstein
Director

CORPORATE HEADQUARTERS

30 Jericho Executive Plaza, Suite 400E
Jericho, New York 11753

STOCK LISTING

Nasdaq Capital Market: PALT

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDED DECEMBER 31, 2022

Marcum, LLP
730 3rd Avenue, 11th Floor
New York, NY 10017

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Telephone: (718) 921-8300

ANNUAL MEETING OF STOCKHOLDERS

The 2023 Annual Meeting of Stockholders will be held at 9:00 a.m., New York time, on May 11, 2023 only via live webcast over the Internet at *https://web.lumiagm.com/207490181*.

Stockholders of record on March 27, 2023, are entitled to notice of and to vote at the 2023 Annual Meeting.

COMPANY WEBSITE

www.paltalk.com



www.paltalk.com

Paltalk Inc.
30 Jericho Executive Plaza Suite 400E
Jericho, NY 11753
IR@paltalk.com